WORDS

"Exceeding client expectations through exceptional performance and ethical conduct."

WESTWOOD
HOLDINGS GROUP, INC.®

FINANCIAL HIGHLIGHTS

in thousands, except per share data	2007	2006	2005
		Years ended December 31,	
OPERATING RESULTS			
Revenues	$36,292	$27,364	$21,940
Income before income taxes	12,207	7,254	6,043
Net income	7,944	4,508	3,636
Earnings per share – diluted	$ 1.28	$ 0.79	$ 0.66
BALANCE SHEET DATA			
Cash and investments	$26,704	$20,110	$19,775
Total assets	39,024	28,722	27,810
Stockholders' equity	29,346	22,735	21,559
Dividends declared	7,746	8,740	6,488
ASSETS UNDER MANAGEMENT ($ millions)	$ 7,853	$ 5,927	$ 4,928

Forward-Looking Statements

This Annual Report to Stockholders contains forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of some events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors including without limitation those set forth under the "Forward-Looking Statements" and "Risk Factors" sections in the Annual Report on Form 10-K included herein.



$8.0
6.0
4.0
2.0
0
4.0
4.0
4.9
5.9
7.9
03
04
05
06
07

ASSETS UNDER MANAGEMENT
(in billions)



$40
30
20
10
0
20.1
20.0
21.9
27.4
36.3
03
04
05
06
07

REVENUES
(in millions)

About Westwood

Westwood Holdings Group, Inc. manages investment assets and provides services for its clients through two subsidiaries, Westwood Management Corp. and Westwood Trust. Westwood Management Corp. is a registered investment advisor and provides investment advisory services to corporate pension funds, public retirement plans, endowments, foundations, the WHG Funds, other mutual funds and clients of Westwood Trust. Westwood Trust provides trust and custodial services and participation in common trust funds that it sponsors to institutions and high net worth individuals. Westwood Holdings Group, Inc. trades on the New York Stock Exchange under the symbol "WHG." For more information, please visit Westwood's website at www.westwoodgroup.com. Information on the WHG Funds is available online at www.whgfunds.com or by calling 877.FUND.WHG.

WORDS to ACTIONS to RESULTS

Saying what you mean and doing what you say. We call it the "Say:Do ratio." When we became a public company, we articulated the steps we would take to build a successful investment management company. We talked about building a talented investment team that could expand our product offerings and deliver excellent performance for our clients. We detailed our plans to take that performance to market. We agreed on our mission for Westwood – exceeding client expectations through exceptional performance and ethical conduct. We "said" all that and then we focused on the "do" component. We took action. The actions we took as we executed our original five-year plan have delivered results. In 2007, the results surpassed our expectations.

In our 2007 annual report, we present the words, actions and results of our first five years as a public company. As always, it took the hard work of our employees and the loyalty and trust of our clients to bring our words and actions to life, delivering truly outstanding results for all Westwood stakeholders.

CONTENTS

TO OUR CLIENTS, OUR STOCKHOLDERS
AND OUR EMPLOYEES

ACTIONS

When Westwood became a public company in 2002, we developed plans and took specific actions to create a company that could deliver sustained, positive results to its clients and stockholders. We created a unique ownership structure that enables every employee to be a stockholder – fully aligning the interests of our clients, employees and stockholders. We utilized an established investment process that was first developed over 25 years ago. We built an experienced investment team to sustain that process. The team enabled us to build a diverse family of specialized investment products to complement our existing line-up of products, some of which have 20-year records of strong, risk-adjusted returns. We developed distribution strategies and built a marketing team to execute them. We invested in client service resources and systems, and fostered a culture that is focused on ensuring we never forget that the money we manage belongs to our clients.

As we mark our fifth year as a public company, we are gratified by our progress. We have accomplished what we said we would do and believe we have laid the foundation for sustainable growth. As an organization, we believe we have the resources and capabilities in place to exceed our clients' expectations through exceptional performance and ethical conduct. We will continue to work diligently to fulfill that mission in the years ahead.

2007: A Year of Outstanding Performance

By virtually any measure, 2007 was a year of outstanding performance delivered by our talented team of employees in the service of our clients and stockholders. The majority of our products outperformed their benchmarks and ranked in the top quartile of their peer groups. Assets under management grew in each of our target markets and increased to approximately $7.9 billion in total at year-end 2007, up 33 percent compared to year-end 2006. The increase in assets was due to inflows of assets from new and existing clients and market appreciation of assets under management, partially offset by the withdrawal of assets by certain clients.

Revenues for 2007 were $36.3 million, an increase of 33 percent over 2006 revenues, which were $27.4 million. Net income in 2007 was $7.9 million or $1.28 per diluted share versus $4.5 million or $0.79 per diluted share in 2006, an increase of 76 percent or 62 percent on a per share basis. Our 2007 results include the impact of a performance-based fee of approximately $3 million.

SAY:DO RATIO

It's easy to talk about superior returns. It's much harder to consistently deliver them. At Westwood, we call it the "Say:Do ratio." Our 2007 product performance, as measured by the Say:Do ratio, was very strong. The majority of our products ranked in the top quartile of their peer groups.

In keeping with our philosophy that the best business model is one that generates strong cash flows and returns excess cash to its stockholders, our Board of Directors increased the quarterly dividend to an annual rate of $1.00 per share in July and declared a special cash dividend of $0.25 per share. Our quarterly dividend payout has grown at a 65 percent compound annual growth rate over the past five years. We have paid out $35.4 million in dividends since we became a public company in 2002. At year-end, our dividend yield was 2.7 percent, substantially higher than the average yield of companies in the SNL Asset Manager Index.

Top Quartile Product Performance

The majority of our specialized investment products in 2007 ranked in the top quartile of their peer groups. Such strong, across-the-board performance is testament to the discipline of our investment process and the experience of our team. Our investment philosophy is simple – we strive to earn superior returns for our clients by controlling downside risk.

Of particular note is the 2007 performance of our LargeCap Value, SMidCap Value and SmallCap Value products. Building on its 20-year performance record, LargeCap Value added another year of top quartile results and attracted significant new assets. SMidCap Value was launched in the institutional marketplace in 2004 and saw substantial asset inflows in 2007. SmallCap Value, which was introduced to the institutional market in 2007, also delivered notably strong performance and earned its first separate account mandate. We continued to present SmallCap Value to institutional consultants throughout the year, laying the foundation for its future growth.

We introduced two new products in 2007, MidCap Value and an MLP (master limited partnership) product. MidCap Value was introduced in October 2007 to our Westwood Trust clients. The product's investment strategy is to capture the opportunities presented by top-performing companies that are making the transition from smallcap or smidcap into the midcap and largecap spaces. MidCap Value holds companies as they move through the midcap spectrum. We typically launch new products first to our trust clients. After delivering a solid track record of performance for at least three years and accumulating $100 million in assets, products are then available to be launched in the institutional marketplace. We anticipate following the same process with our MidCap Value product.

We launched the MLP product for one of our existing institutional clients. We have extensive experience analyzing and investing in the MLP space and believe we can maximize the structural benefits of MLPs for our clients. We also believe the high current yield of this product can meet a growing market need. Going forward, we anticipate we will continue to develop investment products to meet our clients' investing styles and objectives while at the same time maintaining our focus on delivering exceptional performance in all our products.

In 2007, our generous dividend payout and strong growth prospects were reflected in solid stock price performance.


$1.00
0.80
0.60
0.40
0.20
0
0.10
0.24
0.34
0.48
0.90
03
04
05
06
07
FOURTH QUARTER
THIRD QUARTER
SECOND QUARTER
FIRST QUARTER

QUARTERLY DIVIDENDS
(Excluding special dividends, in dollars per share)

"As we mark our fifth year as a public company...
we have accomplished WHAT WE SAID WE WOULD DO.
We have LAID THE FOUNDATION for
SUSTAINABLE GROWTH."

Growing in the Institutional, Trust and Mutual Fund Markets

Even as we work to deliver exceptional performance through our diverse product family, we also work to take our performance to market. In five years as a public company, we have grown our customer base by more than 70 percent. In 2007, our assets under management grew in each of our target markets, including:

- *Large institutional market through institutional investment consultants*
  Accounting for more than 75 percent of our total assets under management, our institutional assets grew more than 38 percent in 2007. We received a very positive response from institutional investment consultants to our marketing activities last year.

  In marketing to institutional clients, we concentrate on developing consultant relationships through meetings and onsite visits. Strong consultant relationships play an influential role in gaining market acceptance of new products. In 2007, we obtained new product approvals from numerous institutional consultants and participated in 50 percent more investment manager searches than in 2006. In those searches that resulted in final presentations, more than 65 percent resulted in a successful outcome for Westwood. While our exceptional product performance is certainly an important factor, we believe our success with institutional investment consultants and institutional clients also speaks to the caliber of Westwood's professionals and their commitment to our clients.
- *High net worth individuals and small to mid-size institutions via Westwood Trust*
  Assets under management by Westwood Trust grew to $1.9 billion by year-end 2007, up 19 percent from year-end 2006. Asset growth was due largely to inflows from new clients and the appreciation of assets under management. Our Enhanced Balanced™ model continues to provide our trust clients with highly competitive returns at reduced risk. As a result, we continue to add new trust clients through referrals from existing clients. Approximately 70 percent of our new Westwood Trust clients are referred by existing clients.


$400
300
200
100
0
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

WESTWOOD TOTAL RETURN PERFORMANCE

● WESTWOOD HOLDINGS GROUP, INC. ● RUSSELL 2000 ○ SNL ASSET MANAGER INDEX

- *Institutional mutual fund market through the WHG Funds*
  Launched in 2005, our family of mutual funds, called the WHG Funds, reached $234 million in assets by year-end 2007, up 80 percent from $130 million at year-end 2006. We now offer five funds – WHG LargeCap Value (WHGLX), WHG SMidCap (WHGMX), WHG Income Opportunity (WHGIX), WHG Balanced (WHGBX) and our newest fund – WHG SmallCap Value (WHGSX), which launched in 2007.

  To make WHG Funds available to retail investors via platforms and advisors, we will offer Class A shares in 2008 – initially in our WHG LargeCap Value and WHG Income Opportunity funds. We believe the Class A shares will provide retail investors with greater access to these institutional products with capped expense ratios and should further accelerate our asset growth in this channel.

We are also actively pursuing growth in the sub-advisory market. In this channel, we believe we can combine our strength in developing and managing products with the more extensive distribution capabilities of certain other financial firms. We believe sub-advisory relationships can offer a significant potential for growth.

We appreciate the confidence our clients in the institutional, trust and mutual fund markets placed in Westwood in 2007. Going forward, we reaffirm our strong commitment to every client to deliver superior returns with reliable and attentive service.

Exceeding Our Clients' Expectations

While there are many factors affecting our company's performance, the day-to-day actions of our employees in the service of our clients and stockholders are what truly drive exceptional performance. We want to thank all our employees for the hard work and dedication that resulted in such an outstanding 2007. We also want to thank our clients and stockholders, many of whom have been with us from the beginning, for putting their trust in Westwood.

We will continue to focus on exceeding our clients' expectations in the year ahead through exceptional performance and ethical conduct. We believe we can fulfill our mission because our ownership structure is clearly aligned, our investment process is time-tested, our people are experienced and our culture puts integrity, discipline and honesty above all else.

We welcomed two distinguished, well-respected individuals to our Board of Directors in 2007, Robert D. McTeer and Geoffrey R. Norman. We are excited to add their wealth of experience and knowledge to the leadership team of Westwood Holdings Group.

We begin our second five years as a public company in a strong position. We have the diverse product family, clear distribution strategies and most importantly, the people we need to succeed. With the trust of our clients, the dedication of our employees and the guidance of our Board, we believe that we will succeed.



BRIAN O. CASEY
President and Chief Executive Officer

SUSAN M. BYRNE
Chairman and Chief Investment Officer

RESULTS



$6.0
4.0
2.0
0
3.0
3.0
3.7
4.4
6.0
03
04
05
06
07

ASSETS UNDER MANAGEMENT

5 Years of Performance.

GENERATING MOMENTUM IN THE INSTITUTIONAL MARKET

As we created a diverse product family, delivered performance and developed relationships with institutional investment consultants over the past five years, our momentum in the institutional market has continued to grow. From year-end 2002 to year-end 2007, our assets under management for Westwood Management clients – including corporate pension funds, public retirement plans, endowments and foundations – grew 76 percent to $6.0 billion.

We strive to deliver top quartile product performance in keeping with our investment philosophy, which is to earn superior returns for our clients by controlling downside risk. Our investment philosophy has been proven through almost 25 years of investing experience. Our talented team of investment professionals is hard working, disciplined and ethical. In 2007, the majority of our specialized investment products outperformed their benchmarks and ranked in the top quartile of their peer groups. LargeCap Value and SMidCap Value products experienced particularly strong asset inflows in 2007 on the basis of their strong performance.

Our new institutional products include an MLP portfolio, which we launched in 2007 for one of our existing institutional clients. We are excited to add this product to our income-oriented product line and believe its high current yield meets a growing market need. We also introduced our SmallCap Value product to institutional investment consultants in 2007. Acceptance for this capacity-constrained product is meeting our expectations.

We concentrate on building strong relationships with consultants – through presentations and onsite visits in our offices – in order to obtain product approvals. Our activity level in this area remained high in 2007 and we obtained new product approvals from numerous investment consultants mostly for our SMidCap Value and SmallCap Value products.

Once product approvals have been obtained, we become qualified to participate in consultant searches for investment managers. In 2007, search activity increased more than 50 percent over activity in 2006, and when we were selected to present to the prospect as a finalist in the search, we were selected more than 65 percent of the time.

Product performance, while critical, is only one of the many factors consultants and institutional clients evaluate when selecting investment managers. Client service is also critical. We continue to invest in our client services resources, adding experienced professionals to our strong team. We remain committed to providing our institutional clients the top quartile product performance and attentive client service they have come to expect from Westwood.

Milestones

2003	2004	2005	2006	2007
Marked our 20th anniversary as an organization.	Launched SMidCap Value product to the institutional market.	Westwood Equity Fund ranked as the #1 LargeCap Value fund for 2005 according to Lipper Inc. and *The Wall Street Journal*.	Assets under management exceeded $4 billion.	Introduced SmallCap Value product to institutional investment consultants and clients. Launched Master Limited Partnership product for an existing institutional client.

RESULTS



$2.0
1.6
1.2
0.8
0.4
0
0.9
1.0
1.2
1.6
1.9
03
04
05
06
07

ASSETS UNDER MANAGEMENT

5 Years of Performance. Our Enhanced Balanced™ asset allocation model provides our trust clients with access to multiple managers and asset classes. We also provide flexibility, discretion and a commitment to meeting client needs. The result is 188 percent growth in assets under management in Westwood Trust from year-end 2002 to year-end 2007.

EARNING REFERRALS FROM OUR LOYAL TRUST CLIENTS

Our ability to deliver returns in excess of market benchmarks at reduced levels of risk through our Enhanced Balanced™ model has generated strong momentum at Westwood Trust. Assets under management by Westwood Trust grew 19 percent in 2007 to $1.9 billion at year-end.

The growth in our trust business continues to be driven largely by client referrals. Approximately 70 percent of our new Westwood Trust clients are referred by existing clients. We believe this is a testament to our record of strong performance and the dedication of our trust professionals to delivering exceptional client service.

Through our Enhanced Balanced™ asset allocation model, Westwood Trust is able to offer its clients – high net worth individuals and small to mid-size institutions – asset allocation plans that are customized to their specific investment objectives and tolerance for risk. The model allocates among multiple asset classes, offering valuable flexibility to clients at a competitive fee structure. Enhanced Balanced™ has proven to consistently meet our clients' expectations for investment returns over time.

In 2007, we launched a new MidCap Value product for our Westwood Trust clients. The focus of MidCap Value is on capturing the market's bias toward mid-size companies by investing in the best executing companies making the transition from smallcap or smidcap into the midcap and largecap spaces. It holds companies as they move through the entire midcap spectrum. We have historically launched new products first to our Westwood Trust clients. Once the products establish a three-year track record of strong performance and reach $100 million in assets, we then typically introduce them to the institutional market. With Westwood Trust as our product development pipeline, we can provide our trust clients with early access to new products while establishing the track record that our institutional clients require.

Beyond product performance, our trust clients expect thoughtful service and complete discretion. Westwood Trust provides its investment management, custody and trust services with a commitment to exceptional client service. We have a talented team of professionals dedicated to the service of our trust clients. Going forward, we will continue to work hard to deliver exceptional service to our loyal and valued clients at Westwood Trust.

Milestones

2003
Income Opportunity, which seeks to provide high current income, introduced to Westwood Trust clients.

2004
Launched SmallCap Value product to Westwood Trust clients.

2005
Westwood Trust exceeded $1 billion in assets under management.

2006
Westwood Trust assets grew 27 percent from previous year, mostly due to client referrals.

2007
Launched MidCap Value product to Westwood Trust clients to capture the market's bias toward mid-size companies.

RESULTS


$250
200
150
100
50
0
234
130
06
07

THE WHG FUNDS
ASSETS UNDER MANAGEMENT
(in millions)

2 Years of Performance. We designed our mutual funds to meet the requirements of the institutional mutual fund market while making them available to retail investors. We capped expense ratios, and delivered solid investment performance. The result is double-digit growth. The WHG Funds reached $234 million in assets by year-end 2007.

WHG LargeCap Value Fund WHGLX	WHG SMidCap Fund WHGMX	WHG Income Opportunity Fund WHGIX	WHG Balanced Fund WHGBX	WHG SmallCap Value Fund WHGSX

GAINING ACCEPTANCE IN THE MUTUAL FUND MARKET

Launched in December 2005, the WHG Funds, our family of mutual funds, continued to gain acceptance in the market in 2007, reaching $234 million in assets by year-end. We offer five funds including WHG LargeCap Value (WHGLX), WHG SMidCap (WHGMX), WHG Income Opportunity (WHGIX), WHG Balanced (WHGBX) and our newest fund launched in 2007, WHG SmallCap Value (WHGSX).

Our objective is to build a track record for the WHG Funds and work toward acquiring recognition in the marketplace. Interest in the funds continued to grow throughout 2007. We exhibited the funds at several conferences, generating multiple contacts and leads. The funds were added to a number of mutual fund platforms that utilize institutional mutual funds. Assets in the funds increased more than $100 million in 2007, an increase of 80 percent.

We have designed our mutual funds to meet the requirements of the institutional mutual fund marketplace while making the funds accessible to retail investors. Specifically:

- We capped expense ratios at competitive levels.
- We set the minimum investment for the WHG Funds at $5,000.
- In 2008, we will offer Class A shares initially in our WHG LargeCap Value and WHG Income Opportunity funds. We believe creating additional share classes can make the WHG Funds more accessible to retail investors through third-party platforms and the broker-dealer channel.

The WHG Funds are now available on over 20 platforms including Charles Schwab, Fidelity, RBC Dain Rauscher, Morgan Keegan and TD Ameritrade. The funds are distributed by SEI Investments Distribution Co.

With $10 trillion in assets, the mutual fund market presents a significant growth opportunity for Westwood. We believe the WHG Funds are well positioned to attract asset inflows from both institutional and retail investors. In 2007, we obtained product approvals for the WHG SmallCap Value Fund from several institutional investment consultants, creating the opportunity for asset inflows. And in 2008, we will extend the availability of our funds to more individual investors by adding an "A" share class. We see momentum growing behind the WHG Funds and are excited by the opportunities in the mutual fund market.

MILESTONES

2005

Launched WHG SMidCap and WHG Income Opportunity mutual funds with capped expense ratios.

2006

Expanded the WHG Funds family with WHG LargeCap Value and WHG Balanced. Lowered minimum investment levels to $5,000.

2007

Launched WHG SmallCap Value, expanding the WHG Funds family to five funds.

MORE WORDS

In 2008, we will mark 25 years of service for our clients. Our investment philosophy of seeking superior returns for our clients while controlling downside risk has delivered results for more than two decades. Our company ownership structure, processes and culture have been proven effective over our first five years as a public company. As a company, Westwood is performing well on its own internal measure of effectiveness – the Say:Do ratio.

Going forward, we will continue to strive to fulfill our mission of exceeding client expectations through exceptional performance and ethical conduct. With the continued support and trust of our employees, clients and stockholders, we are confident that we can continue to turn words into actions, and actions into results that benefit all Westwood stakeholders.

"As a company, Westwood is PERFORMING WELL on its own internal measure of EFFECTIVENESS – the SAY:DO ratio."

Financial
REVIEW


03
04
05
06
07

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number 1-31234

WESTWOOD HOLDINGS GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**75-2969997**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 Crescent Court, Suite 1200 **Dallas, Texas 75201**	**75201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(214) 756-6900**

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No_X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ___ No_X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. _X_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer___ Accelerated filer_X_
Non-accelerated filer___ Smaller reporting company___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No_X_

The aggregate market value on June 30, 2007 of the voting and non-voting common equity held by non-affiliates of the registrant was $172,451,021. For purposes of this calculation, the registrant has assumed that stockholders that are not officers or directors of the registrant are not affiliates of the registrant.

The number of shares of registrant's Common Stock, par value $0.01 per share, outstanding as of February 20, 2008: 6,807,408.

DOCUMENTS INCORPORATED BY REFERENCE

Selected portions of the registrant's definitive Proxy Statement for the 2008 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

WESTWOOD HOLDINGS GROUP, INC.

Index

PART I

Item 1. Business.

Unless the context otherwise requires, the term "we," "us," "our," "Westwood," or "Westwood Holdings Group" when used in this Form 10-K ("Report") and in the Annual Report to the Stockholders refers to Westwood Holdings Group, Inc., a Delaware corporation, and its consolidated subsidiaries and predecessors taken as a whole. This Report contains some forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of some events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including without limitation those set forth under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1A. Risk Factors".

General

We manage investment assets and provide services for our clients through our two subsidiaries, Westwood Management Corp. ("Westwood Management") and Westwood Trust. Westwood Management provides investment advisory services to corporate pension funds, public retirement plans, endowments and foundations, a family of mutual funds, which we call the WHG Funds, other mutual funds and clients of Westwood Trust. Westwood Trust provides trust and custodial services and participation in common trust funds that it sponsors to institutions and high net worth individuals. Our revenues are generally derived from fees based on a percentage of assets under management, and at December 31, 2007, Westwood Management and Westwood Trust collectively managed assets valued at approximately $7.9 billion. We have been providing investment advisory services since 1983 and, according to recognized industry sources, including Morningstar, Inc., when measured over multi-year periods of ten years and longer, our principal asset classes rank above the median in performance within their peer groups.

The core of our business is dependent on our client relationships. We believe that in addition to investment performance, client service is paramount in the asset management business. As such, a major focus of our business strategy is to continue building strong relationships with clients to better enable us to anticipate their needs and to satisfy their investment objectives. Our team approach is designed to result in efficient, responsive service for our clients. Our future success is dependent to a significant degree on both investment performance and our ability to provide responsive client service.

We were incorporated under the laws of the State of Delaware on December 12, 2001 as a subsidiary of SWS Group, Inc. ("SWS"). On June 28, 2002, SWS completed the spin-off of us by effecting a dividend distribution of all of our common stock held by SWS to all of its stockholders on a pro rata basis. We are an independent public company, and our common stock is listed on the New York Stock Exchange under the ticker symbol "WHG." We are a holding company, and our principal assets consist of the capital stock of Westwood Management and Westwood Trust.

One of the priorities on which we have focused since our spin-off in 2002 is building a foundation in terms of personnel and infrastructure to support a potentially much larger business. We have also developed products that we believe will be desirable within our target institutional and private client markets. The cost of developing new products and the organization as a whole has resulted in us incurring expenses that, in some cases, do not currently have material offsetting revenue. Now that we believe the foundation and the products are in place, we are taking these new products to the institutional marketplace and believe that institutional investors will recognize the value in these products and generate new revenue streams for us.

We maintain a website at www.westwoodgroup.com. Information found on our website is not intended to be a part of this Report. All filings made by us with the Securities and Exchange Commission ("SEC"), including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available without charge on our website. Additionally, our Code of Business Conduct and Ethics, our Corporate Governance Guidelines, our Audit Committee Charter, our Compensation Committee Charter and our Governance/Nominating Committee Charter are available without charge on our website. Stockholders also may obtain print copies of these documents free of charge by submitting a written request to William R. Hardcastle, Jr. at the address set forth in the front of this Report.

Westwood Management

General

Westwood Management provides investment advisory services to large institutions, including corporate pension funds, public retirement plans, endowments and foundations, having at least $10 – $25 million in investable assets, depending on the asset class. Westwood Management also provides advisory services to the WHG Funds and subadvisory services to other mutual funds. Our overall investment philosophy is determined by our chief investment officer, Susan M. Byrne, and, with respect to the bulk of assets under management, is a value-oriented approach that is focused on achieving a superior, risk-adjusted return by investing in companies that are positioned for growth but are not fully recognized as such in the marketplace. This investment approach is designed to preserve capital in unfavorable periods and to provide superior real returns over the long term. Ms. Byrne has over 35 years of investment experience. Westwood Management's investment advisory team also possesses substantial investment management experience, including a number of investment management, research and trading professionals. The continuity of the team and its years of experience are critical elements in successfully managing investments.

Managed Asset Classes

Asset Management. We provide clients with a broad range of investment asset classes designed to meet varying investment objectives. This affords our clients the opportunity to meet their investment objectives through the use of one investment adviser. More than half of our assets under management are invested in our LargeCap Value asset class. The following sets forth the principal asset classes currently managed by Westwood Management:

LargeCap Value: Investments in equity securities of approximately 45-60 well-seasoned companies with market capitalizations generally over $1 billion. Our strategy for this portfolio is to invest in companies where we expect that future profitability, driven by operational improvements, will be higher than expectations reflected in current share prices.

SMidCap Value: Investments in equity securities of approximately 45-60 companies with market capitalizations between $100 million and $10 billion. Similar to the LargeCap Value asset class, we seek to discover the same kinds of operational improvements that are driving earnings growth, but within small to mid-size companies that can be purchased inexpensively.

SmallCap Value: Investments in equity securities of approximately 50-70 companies with market capitalizations between $100 million and $2.5 billion. Similar to the LargeCap Value and SMidCap Value classes, we seek to invest in high quality companies where earnings growth is driven by operational improvements that are not fully recognized by the market.

AllCap Value: Investments in equity securities of approximately 60-80 well-seasoned companies. The portfolio is generally comprised of the best ideas within all market capitalizations above $100 million. Similar to the LargeCap Value asset class, we seek to invest in companies where we expect that future profitability, driven by operational improvements, will be higher than expectations reflected in current share prices across a broad range of market capitalizations.

Balanced: Investments in a combination of equity and fixed income securities, which are designed to provide both growth opportunities and income, while also placing emphasis upon asset preservation in "down" markets. Westwood Management applies its expertise in dynamic asset allocation and security selection in carrying out this balanced strategy approach.

Income Opportunity: Investments in dividend-paying common stocks, straight and convertible preferred stock, master limited partnerships, REITs and selected debt instruments. The portfolio strategy focuses on companies with strong and improving cash flow sufficient to support a sustainable or rising income stream for investors. This asset class is targeted towards investors seeking high current income through dividend-paying and/or interest-bearing securities.

Master Limited Partnerships (MLPs): Investments include MLPs (including LPs and GPs), securities of tanker and other marine shipping companies and other securities whose characteristics are consistent with those listed above. The portfolio focuses on companies that over time exhibit higher dividend yields, stable and predictable cash flows, low correlation to other asset classes and growth opportunities.

Fixed Income Core/Intermediate Bonds: Investments in high-grade, intermediate term, corporate and government bonds. We seek to add value to client portfolios through yield curve positioning and investment in improving credit quality.

Each asset class is a portfolio of equity and/or fixed income securities selected by Westwood Management's portfolio teams and chosen to best provide the long term returns consistent with Westwood Management's investment philosophy. Our portfolio teams make decisions for all of Westwood Management's asset classes in accordance with the investment objectives and policies of such asset classes, including determining when and which securities to purchase and sell.

We primarily employ a value-oriented approach in managing the bulk of our equity asset classes. The common thread that permeates throughout our investment strategies is our focus on a disciplined approach to controlling risk and preserving the core value of the assets under management whenever possible. Our value oriented asset classes have a greater emphasis on identifying companies where earnings result from actual operational improvements and not manufactured improvements occurring through financial statement adjustments. Our desire to prevent the loss of the core value of the assets under management is the overriding objective of this strategy, even if the cost is the loss of opportunity for potentially higher returns. Through investments in companies that exhibit these characteristics, Westwood Management seeks to consistently demonstrate superior performance relative to industry peers and the broad market.

More than half of our assets under management are invested in equity securities of companies with a large market capitalization. When measured over multi-year periods, ten years and longer, Westwood Management's principal asset classes rank above the median within their peer groups in performance according to recognized industry sources, including Morningstar, Inc. For the ten-year period ended on December 31, 2007, our LargeCap Value, SMidCap Value and Balanced asset classes rank in the top quartile in their peer groups.

Our ability to grow our assets under management is dependent on our competitive long-term performance record and our strong relationships with investment consulting firms throughout the nation. We are continually looking for opportunities to expand our asset classes in terms of growing our existing asset classes and developing new portfolios focusing on investment areas that are not currently part of our asset classes under management. We primarily intend to grow our asset classes internally, but may also consider acquiring new asset classes from third parties, as discussed under "--Growth Strategy" below. Our growth strategy not only provides our clients more investment opportunities, but also diversifies our assets under management, thereby reducing our risk in any one area of investment and increasing our competitive ability to attract new clients.

Advisory and Subadvisory Service Agreements

Westwood Management manages accounts of its clients under investment advisory and subadvisory agreements. As is common in the asset management industry, these agreements are usually terminable upon short notice and provide for compensation based on the market value of the client's assets under management. Westwood Management's advisory fees are paid quarterly in advance based on the assets under management on the last day of the preceding quarter, quarterly in arrears based on the assets under management on the last day of the quarter just ended, or are based on a daily or monthly analysis of assets under management for the stated period. A limited number of our clients have a performance-based fee component in their contract, which would pay us an additional fee if we outperform a specified index over a specific period of time. We record revenue for performance-based fees at the end of the measurement period. Revenue from advance payments is deferred and recognized over the period that services are performed. Pursuant to these agreements, Westwood Management provides overall investment management services, including directing investments in conformity with the investment objectives and restrictions imposed by the clients. Unless otherwise directed in writing by our client, Westwood Management has the authority to vote all proxies with respect to a client's assets.

Westwood Management is also a party to subadvisory agreements with other investment advisors under which it performs substantially the same services as it does under its advisory agreements. However, the investment strategy adopted for a particular client is subject to supervision and review by the client. Our subadvisory fees are computed based upon the daily net assets of the client and are payable on a monthly basis. As with our advisory agreements, these agreements are terminable upon short notice.

Under our subadvisory agreement with Gabelli Advisers, Inc., Westwood Management provides investment advisory services to the Westwood Funds family of mutual funds. One of the Westwood Funds, the Westwood Equity Fund is a large cap value fund with assets consisting of securities valued at approximately $194 million as of December 31, 2007. For the ten-year period ended on December 31, 2007, the Westwood Equity Fund ranked in the 18th percentile in the Large Value category according to Morningstar, Inc. Westwood Management owns shares of Class A Common Stock representing a 19.02% economic interest in Gabelli Advisers, Inc., a subsidiary of GAMCO Investors, Inc. Based on SEC filings, we believe that GAMCO Investors, Inc. owned 17.5% of our common stock as of December 31, 2007. Westwood Management received subadvisory payments from Gabelli Advisers of $844,000, $863,000 and $780,000 for the twelve months ended December 31, 2007, 2006 and 2005, respectively.

While Westwood Management provides subadvisory services with respect to the Westwood Funds family of funds, Westwood Management provides investment advisory services directly to the WHG Funds family of mutual funds, which includes the WHG SMidCap Fund, the WHG Income Opportunity Fund, the WHG LargeCap Value Fund, the WHG Balanced Fund and the WHG SmallCap Value Fund. "WHG Funds" represent the family of institutional mutual funds for which Westwood Management serves as advisor. "Westwood Funds" represent the family of mutual funds for which Westwood Management serves as subadvisor.

Our largest client accounted for 10.2% of our fee revenues and our four largest clients accounted for approximately 25.9% of fee revenues for the twelve months ended December 31, 2007.

Westwood Trust

General

Westwood Trust provides trust and custodial services and participation in common trust funds that it sponsors to institutions and high net worth individuals generally having at least $1 million in assets under management. Westwood Trust seeks to define and improve the risk/return profile of the client's investment portfolio by complementing or enhancing existing investment strategies. Westwood Trust also provides back office services to its clients, including tax reporting, distribution of income to beneficiaries, preparation of trust and account statements and attending to the special needs of particular trusts, as well as serves as trustee for tax and estate-planning purposes, and for special needs trusts. Westwood Trust is chartered and regulated by the Texas Department of Banking.

Westwood Trust primarily provides services for employee benefit trusts and personal trusts. Employee benefit trusts include retirement plans of businesses to benefit their employees, such as defined contribution plans, pensions and profit sharing plans. Westwood Trust may also be appointed trustee and provide administrative support for these plans, as well as investment advisory and custodial services. Personal trusts are developed to achieve a number of different objectives, and Westwood Trust acts as trustee to these trusts and assists in developing tax efficient trust portfolios for them. The fees charged by Westwood Trust are separately negotiated with each client and are based on the complexity of the operations of the trust and the amount of assets under management.

Services

Westwood Trust undertakes a fiduciary responsibility toward the management of each client's assets and utilizes a consultative asset allocation approach. This approach involves Westwood Trust examining the client's financial situation, including the client's portfolio of investments, and advising the client on ways in which it can enhance its investment returns and financial position. Westwood Trust also provides custodial services, safekeeping and accounting services.

Common Trust Funds

Westwood Trust sponsors a number of common trust funds in which clients' assets are commingled to achieve economies of scale. Westwood Trust's common trust funds fall within two basic categories: personal trust and employee benefit trust. Westwood Trust sponsors common trust funds for most of the asset classes managed by Westwood Management. Westwood Trust also engages third party subadvisors for some of its common trust funds, such as our Growth Equity, International Equity and High Yield Bond common trust funds.

Enhanced Balanced Portfolios

Westwood Trust is a strong proponent of asset class diversification, and offers its clients the ability to diversify among eleven different asset classes. Westwood Trust Enhanced Balanced portfolios seek to combine these asset classes into a unique customizable portfolio for clients seeking to maximize return for a given level of risk. Periodic adjustments are made to asset class weightings in Enhanced Balanced portfolios based on historical return, risk and correlation data, as well as an analysis of its capital markets outlook.

Distribution Channels

We market our services through several distribution channels that allow us to expand the reach of our investment advisory services. These channels provide us the ability to leverage the existing distribution infrastructure and capabilities of other financial services firms and intermediaries and focus on our core competency of developing outstanding investment asset classes.

Institutional Investment Consultants

Investment management consulting firms serve as gatekeepers to a large percentage of corporate pension plans, endowments and foundations, which represent Westwood's primary client markets. Consultants provide guidance and expertise in setting a client's asset allocation strategy, as well as the establishment of an investment policy. In addition, consultants make recommendations of investment firms that they believe will best meet their client's investment objectives. We have established strong relationships with many national and regional investment consulting firms, which has resulted in us being considered and hired by many of their clients. Continuing to enhance our existing consulting firm relationships, as well as forging new relationships, serves to increase the awareness of our services in both the consultant community and the underlying institutional client base.

Subadvisory Relationships

Our subadvisory relationships allow us to extend the reach of our investment management services to the clients of other investment companies that have broad, established distribution capabilities. In subadvisory arrangements, our client is typically the investment company through which our services are offered to investors. In these subadvisory arrangements, our investment advisory services are typically made available through retail-based mutual fund offerings. The investment company that sponsors the mutual fund is responsible for marketing, distribution, operations and accounting related to these funds.

Managed Accounts

Managed accounts are similar in some respects to subadvisory relationships, in that a third party financial institution, such as a brokerage firm or turnkey asset management program provider, handles distribution to the end client. The end client in a managed account is typically a high net worth individual or small institution. In these arrangements, the third party financial institution is responsible to the end client for client service, operations and accounting.

Growth Strategy

We believe that we have established a strong platform to support future growth, deriving our strength in large part from the experience and capabilities of our management team and skilled investment professionals. We believe that assembling this focused, stable team has contributed in large part to our solid investment performance, superior client service and a growing array of available asset classes. We believe our opportunities for future growth may come from our ability to:

- generate growth from new and existing clients and consultant relationships,
- attract and retain key employees,
- grow assets in our additional asset classes,
- foster continued growth of the Westwood Trust platform,
- foster expanded distribution via mutual funds,
- pursue strategic acquisitions and alliances, and
- continue to strengthen our brand name.

Generate growth from new and existing clients and consultant relationships. As our primary business objective, we intend to maintain and enhance existing relationships with clients and investment consultants by continuing to provide solid investment performance and a high level of quality service to these existing relationships. Additionally, we intend to pursue growth through targeted sales and marketing efforts that emphasize our investment performance and superior client service. New institutional client accounts are generally derived through investment consultants, and we have been successful in developing solid long-term relationships with many national and regional investment consultants. We believe, the familiarity with our firm, our people and our processes that we have built in these relationships is one of the key factors in being considered for new client investment mandates.

Attract and retain key employees. In order to achieve our performance and client relationship objectives, we must be able to retain and attract talented investment professionals. We believe that we have created a workplace environment in which motivated, performance-driven, and client-oriented individuals thrive. As a public company, we are able to offer to our employees a compensation program that includes strong equity incentives such that the success of our employees will be closely tied to the success of our clients. We believe these factors are critical ingredients in maintaining a stable, client-focused environment. As a result, we have built a firm that we believe can support significant future growth.

Grow assets in our additional asset classes. While LargeCap Value is our flagship product, we continue to develop additional asset classes in response to client needs and opportunities we see in the marketplace. Westwood Management has managed our SMidCap Value asset class with solid results for clients at Westwood Trust for several years. We began marketing SMidCap Value to institutions in late 2004 and as of December 31, 2007, we had approximately $1.5 billion under management in that asset class. We have also developed additional new asset classes in recent years that we intend to introduce to the institutional marketplace at the appropriate time in the future. SmallCap Value now has a four-year track record, Income Opportunity now has a five-year track record and AllCap Value will soon have a six-year track record. We began marketing SmallCap Value to institutions in 2007 and as a result that product is now moving through the approval process at multiple investment consulting firms. In 2007, we launched an MLP portfolio in response to the needs of an existing client. We believe that we have the team in place to support these new products in the institutional marketplace. If we continue to deliver strong performance, we believe the demand for these asset classes can provide meaningful growth in our assets under management in the future.

Foster continued growth of the Westwood Trust platform. Westwood Trust has experienced solid growth in serving small- to medium-sized institutions and high net worth individuals. We are seeing a growing level of interest from clients and prospects in the diversified, highly attentive service model that we have developed. A significant percentage of new asset growth at Westwood Trust is the result of referrals and additional assets from existing clients. We believe the continued acceptance of our Enhanced Balanced product, which offers diversified exposure to multiple asset classes in a tax efficient, comprehensive solution for clients, provides us with opportunities for future growth.

Foster expanded distribution via mutual funds. In April 2007, we launched a new mutual fund, the WHG SmallCap Value Fund. It joined the other WHG Funds, the WHG SMidCap Fund, the WHG Income Opportunity Fund, the WHG LargeCap Value Fund and the WHG Balanced Fund, which were launched in 2005 and 2006. The WHG

Funds, which mirror our institutional strategies, offer capped expense ratios and are available in an institutional share class for all funds. We also launched an A share in the WHG LargeCap Value Fund and the WHG Income Opportunity Fund in December 2007 in order to target No Transaction Fee ("NTF") mutual fund supermarket platforms and the broker/dealer marketplace. We believe that access to our SMidCap Value, Income Opportunity, LargeCap Value, Balanced and SmallCap Value asset classes via an institutional mutual fund vehicle will present an attractive offering for certain segments of institutional investors, including 401(k) plans.

Pursue strategic acquisitions and alliances. We will evaluate strategic acquisition, joint venture and alliance opportunities carefully. We may, in time, have an interest in pursuing asset management firms or trust companies that have assets with respect to which we have expertise or those that appear appropriate as a means of expanding the range of asset classes or services we offer or expanding our distribution capabilities. By acquiring investment firms that successfully manage asset classes in which we do not specialize, we could attract new clients and provide our existing clients with a more diversified range of asset classes. We may also consider entering into alliances with other financial services firms that would allow us to leverage our core competency of developing superior investment products in combination with alliance partners that could provide us with enhanced distribution capabilities or provide our clients with access to additional service offerings.

Continue strengthening our brand name. We believe that the strength of our brand name has been a key component to our long-term tenure in the investment industry and will continue to be instrumental to our future success. We have developed our strong brand name largely through high profile coverage in various investment publications and electronic media. A number of our investment professionals, including Ms. Byrne and David S. Spika, Investment Strategist, enjoy a visible presence in print and electronic media, which we believe also enhances our brand name. We will continue to look for creative ways to strengthen our brand name and reputation in our target client markets.

Competition

We are subject to substantial and growing competition in all aspects of our business. Barriers to entry to the asset management business are relatively low, and we believe that we will face a growing number of competitors. Although no one company dominates the asset management industry, many companies are larger, better known and have greater resources than we do.

Further, we compete with other asset management firms on the basis of asset classes offered, the investment performance of those asset classes in absolute terms and relative to peer group performance, quality of service, fees charged, the level and type of compensation offered to key employees, and the manner in which asset classes are marketed. Many of our competitors have more asset classes and services and may also have substantially greater assets under management.

We compete against an ever-increasing number of investment dealers, banks, insurance companies and others that sell equity funds, taxable income funds, tax-free investments and other investment products. In addition, the allocation by many investors of assets away from active equity investment to index funds, fixed income or similar asset classes has enhanced the ability of firms offering non-equity asset classes and passive equity management to effectively compete with us. In short, the competitive landscape in which we operate is both intense and dynamic, and there can be no assurance that we will be able to compete effectively in the future as an independent company.

Additionally, most prospective clients perform a thorough review of an investment manager's background, investment policies and performance before committing assets to that manager. In many cases, prospective clients invite a number of competing firms to make presentations. The process of obtaining a new client typically takes twelve to eighteen months from the time of the initial contact. While we have achieved a degree of success in competing successfully for new clients, it is a process to which we must dedicate significant resources over an extended period, with no certainty of success.

Regulation

Westwood Management

Virtually all aspects of our business are subject to various federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and stockholders of registered investment advisers. Under such laws and regulations, agencies that regulate investment advisers, such as ourselves, have broad administrative powers, including the power to limit, restrict or prohibit such an adviser from carrying on its business in the event that it fails to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser and other registrations, censures and fines. We believe that we are in substantial compliance with all material laws and regulations.

Our business is subject to regulation at both the federal and state level by the SEC and other regulatory bodies. Westwood Management is registered with the SEC under the Investment Advisers Act of 1940 and under the laws of various states. As a registered investment adviser, Westwood Management is regulated and subject to examination by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, record keeping requirements, operational requirements, marketing requirements and disclosure obligations. In addition, Westwood Management acts as adviser to a family of mutual funds, the WHG Funds, which are registered with the SEC under the Investment Company Act of 1940. As adviser to a registered investment company, Westwood Management must comply with the requirements of the Investment Company Act and related regulations. The Investment Company Act imposes numerous obligations on registered investment companies, including requirements relating to operations, fees charged, sales, accounting, record-keeping, disclosure, governance and restrictions on transactions with affiliates. Under the rules and regulations of the SEC promulgated pursuant to the federal securities laws, we are subject to periodic examination by the SEC. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act and the Investment Company Act, ranging from censure to termination of an investment adviser's registration. The failure of Westwood Management to comply with the requirements of the SEC could have a material adverse effect on Westwood. We must also comply with anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001. We believe that we are in substantial compliance with the requirements of the regulations under the Investment Advisers Act, the Investment Company Act and the USA PATRIOT Act.

Westwood Trust

Westwood Trust also operates in a highly regulated environment and is subject to extensive supervision and examination. As a Texas chartered trust company, Westwood Trust is subject to the Texas Finance Code (the "Finance Code"), the rules and regulations promulgated under the Finance Code and supervision by the Texas Department of Banking. These laws are intended primarily for the protection of Westwood Trust's clients and creditors, rather than for the benefit of investors. The Finance Code provides for and regulates a variety of matters, such as:

- minimum capital maintenance requirements;
- restrictions on dividends;
- restrictions on investments of restricted capital;
- lending and borrowing limitations;
- prohibitions against engaging in certain activities;
- periodic examinations by the office of the Texas Department of Banking Commissioner;
- furnishing periodic financial statements to the Texas Department of Banking Commissioner;
- fiduciary record-keeping requirements; and
- prior regulatory approval for certain corporate events (such as mergers, sale/purchase of all or substantially all of the assets and transactions transferring control of a trust company).

The Finance Code also gives the Banking Commissioner broad regulatory powers (including penalties and civil and administrative actions) if the trust company violates certain provisions of the Finance Code or conservatorship or closure if Westwood Trust is determined to be in a "hazardous condition" (as the law defines that term). Westwood Trust's failure to comply with the Finance Code could have a material adverse effect on Westwood.

Westwood Trust is limited by the Finance Code in the payment of dividends to undivided profits which is described as that part of equity capital equal to the balance of net profits, income, gains, and losses since its formation date minus subsequent distributions to stockholders and transfers to surplus or capital under share dividends or appropriate board resolutions. At the discretion of its board of directors, Westwood Trust has made quarterly and special dividend payments to Westwood Holdings Group out of its undivided profits.

Employee Retirement Income Security Act of 1974

We are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the related regulations, insofar as we are a "fiduciary" under ERISA with respect to some of our clients. ERISA and applicable provisions of the Internal Revenue Code impose certain duties on persons who are fiduciaries under ERISA or who provide services to ERISA plan clients and prohibit certain transactions involving ERISA plan clients. Our failure to comply with these requirements could have a material adverse effect on us.

Employees

At December 31, 2007, we had 52 full-time employees, including 19 investment management, research and trading professionals, 15 marketing and client service professionals and 18 operations and business management professionals. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Segment information

For information about our operating segments, Westwood Management and Westwood Trust, please see footnote 10 "Segment Information" in the financial statements accompanying this Report.

Item 1A. Risk Factors

We believe these are all the material risks currently facing our business. Our business, financial condition or results of operations could be materially adversely affected by these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information included or incorporated by reference in this Report, including our financial statements and related notes.

Poor investment performance of the assets managed by us could adversely affect our results of operations.

Because we compete with many other asset management firms on the basis of asset classes offered and the investment performance of those asset classes, our success is dependent to a significant extent on the investment performance of the assets that we manage. Because our revenue is primarily generated from fees derived as a percentage of assets under management, poor performance tends to result in the loss or reduction of client accounts, which correspondingly decreases revenues. Underperformance relative to peer groups for our various asset classes could adversely affect our results of operations, especially if such underperformance is sustained for a lengthy period of time.

Some members of our management are critical to our success, and our inability to attract and retain key employees could compromise our future success.

We believe that our future success will depend to a significant extent upon the services of our executive officers, particularly Susan M. Byrne, our Chairman of the Board and Chief Investment Officer, and Brian O. Casey, our President and Chief Executive Officer. As with other asset management businesses, our future performance depends to a significant degree upon the continued contributions of these and certain other officers, investment professionals and other key marketing, client service and management personnel. There is substantial competition for these types of skilled personnel. The loss of the services of one or more of our key employees or our failure to attract, retain and motivate qualified personnel could negatively impact our business, financial condition, results of operations and future prospects.

Our revenues are dependent upon the performance of the securities markets and negative performance of the securities markets could reduce our revenues.

Our results of operations are affected by many economic factors, including the performance of the securities markets. Negative performance in the securities markets or certain segments of those markets, or short-term volatility in the securities markets or segments thereof, could result in investors withdrawing assets from the markets or decreasing their rate of investment, either of which could reduce our revenues. Because most of our revenues are based on the value of assets under management, a decline in the value of those assets would also adversely affect our revenues. In addition, in periods of slowing growth or declining revenues, profits and profit margins are adversely affected because certain expenses remain relatively fixed.

In particular, more than half of our assets under management are invested in equity securities of companies with a large market capitalization. As a consequence, we are particularly susceptible to the volatility associated with changes in the market for large capitalization stocks. Due to this concentration, any change or reduction in such markets, including a shift of our clients' and potential clients' preference from investments in equity securities of large capitalization stocks to other equity or fixed income securities could have a significant negative impact on our revenues and results of operations. This negative impact could occur due to the depreciation in value of our assets under management and/or the election by clients to select other firms to manage their assets, either of which events would result in decreased assets under management and therefore reduced revenues and a decline in results of operations.

If we are unable to realize benefits from the costs we have incurred and are continuing to incur to develop new asset classes and otherwise broaden our capabilities, our growth opportunities may be adversely affected.

We have incurred significant costs over the last several years to develop new asset classes, including SMidCap Value, SmallCap Value, AllCap Value, Income Opportunity and an MLP portfolio, to launch five new mutual funds, the WHG SMidCap Fund, the WHG Income Opportunity Fund, the WHG LargeCap Value Fund, the WHG Balanced Fund and the WHG SmallCap Value Fund and also to upgrade our business infrastructure. Some of the costs associated with these improvements will continue to be incurred in future periods and are relatively fixed. We may not realize the benefits of these investments and, in the event we are not able to do so, our growth opportunities may be adversely affected.

Due to the substantial cost and time required to introduce new asset classes in our industry, we may not be able to successfully introduce new asset classes in a timely manner, or at all.

The development and marketing of new asset classes in our industry requires a substantial amount of time and financial resources. Our ability to successfully market and sell a new asset class depends on our financial resources, the performance results of the asset class, the timing of the offering and our marketing strategies. Once an asset class is developed, whether through acquisition or internal development, we must still effectively market the asset class to our existing and prospective clients. This entails incurring significant financial expenses related to research on the target assets and the demand for such asset class in the market, as well as sales and marketing costs associated with attracting assets to the new asset class. In addition, our ability to sell new asset classes to our existing and prospective clients depends on our ability to meet or exceed the performance of our competitors who offer the same or similar asset classes. We may not be able to profitably manage the assets within a given asset class. Moreover, it may take years before we are able to produce the level of results that will enable us to attract clients. If we are unable to realize the benefits of the costs and expenses incurred in developing new asset classes, we may experience losses as a result of our management of these asset classes, and our ability to introduce further new asset classes and compete in our industry may be hampered.

Our business is dependent on investment advisory, subadvisory and trust agreements that are subject to termination or non-renewal. As a result, we could lose any of our clients on very short notice.

Substantially all of our revenues are derived pursuant to investment advisory, subadvisory and trust agreements with our clients. In general, either party may terminate these agreements upon 30 days notice. Any termination of or failure to renew a material number of these agreements could have a material adverse impact on us, particularly because many of our costs are relatively fixed.

A small number of clients account for a substantial portion of our business. As such, the reduction or loss of business with any of these clients could have an adverse impact on our business, financial condition and results of operations.

Our largest client accounted for 10.2% of our fee revenues and our largest four clients accounted for 25.9% of fee revenues for the twelve months ended December 31, 2007, and we are therefore dependent to a significant degree on our ability to maintain our existing relationships with these clients. There can be no assurance that we will be successful in maintaining these existing client relationships or in securing additional clients. Any failure by us to retain one or more of these large clients or establish profitable relationships with additional clients could have a material adverse effect on our business, financial condition and results of operations.

Competitive fee pressures could reduce revenues and profit margins.

The investment management business is highly competitive and has relatively low barriers to entry. To the extent we are forced to compete on the basis of price, we may not be able to maintain our current fee structure. Although our investment management fees vary from product to product, historically we have competed primarily on the performance of our products and our client service and not on the level of our investment management fees relative to those of our competitors. In recent years, however, there has been a trend toward lower fees in the investment management industry. In order to maintain our fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service that make investors willing to pay our fees. We cannot be assured that we will succeed in providing investment returns and service that will allow us to maintain our current fee structure. Fee reductions on existing or future new business could have an adverse effect on our profit margins and results of operations.

Performance fees could have a significant effect on our revenues and results of operations.

We have performance fee agreements with a small number of our clients, which would pay us a fee if we outperform a specified index over a specific period of time. There can be no assurance that we will perform well relative to those indexes and the failure to do so would cause us to earn none or only part of those potential revenues, which would have a material adverse effect on our revenues and results of operations. Our revenues from performance-based fees could fluctuate significantly from one measurement period to the next, depending on how we perform relative to the indexes specified in these agreements.

Any event that negatively affects the asset management industry in general could have a material adverse effect on us.

Any event affecting the asset management industry that results in a general decrease in assets under management or a significant general decline in the number of advisory clients or accounts could negatively impact our revenues. Our future growth and success depends in part upon the growth of the asset management industry.

Our business is subject to extensive regulation with attendant costs of compliance and serious consequences for violations.

Virtually all aspects of our business are subject to various laws and regulations including, the Investment Advisers Act, the Investment Company Act and anti-money laundering laws. These laws and regulations generally grant regulatory agencies and bodies broad administrative powers, including, in some cases, the power to limit or restrict us from operating our business and, in other cases, the powers to place us under conservatorship or closure, in the event we fail to comply with such laws and regulations. Violations of such laws or regulations could subject us and/or our employees to disciplinary proceedings or civil or criminal liability, including revocation of licenses, censures, fines or temporary suspension, permanent bar from the conduct of business, conservatorship or closure. Any such proceeding or liability could have a material adverse effect upon our business, financial condition, results of operations and business prospects. Due to the extensive regulations and laws to which we are subject, our management is required to devote substantial time and effort to legal and regulatory compliance issues.

In addition, the regulatory environment in which we operate is subject to change. We may be adversely affected as a result of new or revised legislation or regulations or by changes in the interpretation or enforcement of existing laws and regulations. See " -- Regulation."

Misuse of assets and information in the possession of our investment professionals and employees could result in costly litigation and liability for us and our clients.

Our investment professionals handle a significant amount of assets, financial and personal information for our clients. Although we have implemented a system of controls to minimize the risk of a fraudulent taking or misuse of assets and information, there can be no assurance that our controls will be adequate to prevent the taking or misuse by our portfolio managers or employees. If our controls are ineffective in preventing the fraudulent taking or misuse of assets and information, we could be subject to costly litigation, which could consume a substantial amount of our resources and distract our management from our operations and could also result in regulatory sanctions. Additionally, any such fraudulent actions could adversely affect some of our clients in other ways, and these clients could seek redress against us.

Acquisitions involve inherent risks that could compromise the success of the combined business and dilute the holdings of current stockholders.

As part of our long-term business strategy, we may consider acquisitions of similar or complementary businesses. See " -- Growth Strategy." If we are not correct when we assess the value, strengths, weaknesses, liabilities and potential profitability of acquisition candidates or if we are not successful in integrating the operations of the acquired businesses, the success of the combined business could be compromised. Any future acquisitions will be accompanied by the risks commonly associated with acquisitions. These risks include, among others, potential exposure to unknown liabilities of acquired companies and to acquisition costs and expenses, the difficulty and expense of integrating the operations and personnel of the acquired companies, the potential disruption to the business of the combined company and potential diversion of management's time and attention, the impairment of relationships with and the possible loss of key employees and clients as a result of the changes in management, potential future write-downs related to goodwill impairment in connection with acquisitions, and dilution to the stockholders of the combined company if the acquisition is made for stock of the combined company. In addition, asset classes, technologies or businesses of acquired companies may not be effectively assimilated into our business or have a positive effect on the combined company's revenues or earnings. The combined company may also incur significant expense to complete acquisitions and to support the acquired asset classes and businesses. Further, any such acquisitions may be funded with cash, debt or equity, which could have the effect of diluting the holdings or limiting the rights of stockholders. Finally, we may not be successful in identifying attractive acquisition candidates or completing acquisitions on favorable terms.

Various factors may hinder the declaration and payment of dividends.

We have historically paid a quarterly dividend. However, the payment of dividends in the future is subject to the discretion of our Board of Directors, and various factors may prevent us from paying dividends. Such factors include our financial position, capital requirements and liquidity, the existence of a stock repurchase program, any loan agreement restrictions, state corporate and banking law restrictions, results of operations and such other factors as our Board of Directors may consider relevant. In addition, as a holding company, our ability to pay dividends is dependent on the dividends and income we receive from our subsidiaries. At the present time our primary source of cash is dividends that may be received from Westwood Management or Westwood Trust. The payment of dividends by Westwood Management or Westwood Trust is subject to the discretion of their Boards of Directors and compliance with applicable laws, including, in particular, the provisions of the Texas Finance Code applicable to Westwood Trust. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our business is vulnerable to systems failures that could have a material adverse effect on our business, financial condition and results of operations.

Any delays or inaccuracies in securities pricing information or information processing could give rise to claims against us, which could have a material adverse effect on our business, financial condition and results of operations. We are highly dependent on communications and information systems and on third party vendors for securities pricing information and updates from certain software. We may suffer a systems failure or interruption, whether caused by an earthquake, fire, other natural disaster, power or telecommunications failure, unauthorized access, act of God, act of war or otherwise, and our back-up procedures and capabilities may not be adequate or sufficient to eliminate the risk of extended interruptions in operations.

We may not be able to fund future capital requirements on favorable terms, if at all.

We cannot be certain that financing to fund our working capital or other cash requirements, if needed, will be available on favorable terms, if at all. Our capital requirements will vary greatly from quarter to quarter depending on, among other things, capital expenditures, fluctuations in our operating results and financing activities. If future financing is necessary, we may or may not be able to obtain financing on favorable terms, if at all. Further, any future equity financings could dilute the relative percentage ownership of the then existing holders of our common stock, and any future debt financings could involve restrictive covenants that limit our ability to take certain actions.

Failure to maintain effective internal controls could have a material adverse effect on our business and stock price.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our brand and operating results could be harmed. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

While we continue to evaluate and improve our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. In addition, failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Our organizational documents contain provisions that may prevent or deter another group from paying a premium over the market price to our stockholders to acquire our stock.

Our organizational documents contain provisions that require a vote of two-thirds of the shares of stock entitled to vote to remove directors for cause, establish that stockholders cannot act by written consent, and that authorize our board of directors to issue, without shareholder approval, blank check preferred stock. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law relating to business combinations. These provisions could delay, deter or prevent a merger, consolidation, tender offer or other business combination or change of control involving us that could include a premium over the market price of our common stock that some or a majority of our stockholders might consider to be in their best interests.

We are a holding company and are dependent on the operations and funds of our subsidiaries.

We are a holding company, with no revenue generating operations and no assets other than our ownership interests in Westwood Management and Westwood Trust. Accordingly, we are dependent on the cash flow generated by these operating subsidiaries and must rely on dividends or other intercompany transfers from these operating subsidiaries to generate the funds necessary to meet our obligations.

Item 2. Properties.

Westwood, Westwood Management and Westwood Trust conduct their principal operations through a leased property with approximately 21,600 square feet located in Dallas, Texas. The lease agreement expires in May 2011. We believe these facilities will be adequate to serve our currently anticipated business needs.

Item 3. Legal Proceedings.

We are subject from time to time to certain claims and legal proceedings arising in the ordinary course of our business. We do not believe the outcome of these proceedings will have a material impact on our financial position, operations or cash flow.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock has traded on the New York Stock Exchange (the "NYSE") under the symbol "WHG" since July 1, 2002. At December 31, 2007, there were approximately 171 record holders of our common stock, although we believe that the number of beneficial owners of our common stock is substantially greater. The table below sets forth the high and low sale prices for the common stock, as reported by the NYSE for the periods indicated.

	High	Low
2007		
Fourth Quarter	$39.96	$30.19
Third Quarter	36.27	24.40
Second Quarter	34.30	22.72
First Quarter	26.51	22.19
2006		
Fourth Quarter	$26.74	$19.75
Third Quarter	20.15	18.00
Second Quarter	19.99	18.08
First Quarter	20.15	18.00

Dividends

We have declared a cash dividend on our common stock for each quarter since the date that our common stock was first publicly traded. The table below sets forth the quarterly and special dividends declared for the periods indicated.

	Quarterly	Special
2007		
Fourth Quarter	$0.25	-
Third Quarter	0.25	$0.25
Second Quarter	0.20	-
First Quarter	0.20	-
2006		
Fourth Quarter	$0.15	-
Third Quarter	0.15	$0.85
Second Quarter	0.09	-
First Quarter	0.09	-

In addition, on February 6, 2008 we declared a quarterly cash dividend of $0.30 per share on our common stock payable on April 1, 2008 to stockholders of record on March 14, 2008. We currently intend to continue paying cash dividends in such amounts as our Board of Directors determines is appropriate. Any payment of cash dividends in the future will be at the discretion of the Board of Directors and subject to some limitations under the Delaware General Corporation Law.

Westwood Holdings Group, Inc. is the sole stockholder of both Westwood Management and Westwood Trust. Westwood Trust is limited under applicable Texas law in the payment of dividends to undivided profits which is defined as that part of equity capital equal to the balance of net profits, income, gains, and losses since its formation date minus subsequent distributions to stockholders and transfers to surplus or capital under share dividends or appropriate board of director resolutions.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2007 about shares of our common stock that may be issued upon the exercise of options, warrants and rights under the Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan, our only equity compensation plan in effect at that time. The material terms of this plan were approved by our stockholders at our 2006 Annual Meeting.

Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	77,300	$12.92	425,000
Equity compensation plans not approved by security holders	-	-	-
Total	77,300	$12.92	425,000

PERFORMANCE GRAPH

The following graph compares total stockholder returns of Westwood since December 31, 2002 with the total return of the Russell 2000 Index and the SNL Asset Manager Index. The SNL Asset Manager Index is a composite of thirty-three publicly traded asset management companies.

Comparison of Cumulative Five Year Total Return



Total Return Performance
Westwood Holdings Group, Inc.
Russell 2000
SNL Asset Manager Index
Index Value
400
350
300
250
200
150
100
50
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Westwood Holdings Group, Inc.	100.00	141.97	165.47	162.22	219.16	372.26
Russell 2000 Index	100.00	147.25	174.24	182.18	215.64	212.26
SNL Asset Manager Index	100.00	139.44	181.92	231.37	268.32	305.43

The total return for our stock and for each index assumes $100 invested on December 31, 2002 in our common stock, the Russell 2000 Index, and the SNL Asset Manager Index, including the reinvestment of dividends. Our common stock is traded on the NYSE.

The closing price of our common stock on the last trading day of the year ended December 31, 2007 was $37.60 per share. Historical stock price performance is not necessarily indicative of future price performance.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table displays information with respect to the treasury shares we purchased during the three months ended December 31, 2007.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
October 1 through October 31, 2007	770	$37.01	-	-
November 1 through November 30, 2007	-	-	-	-
December 1 through December 31, 2007	-	-	-	-
Total	770	$37.01	-	-

The treasury shares were purchased from Westwood employees at the market close price on the date of purchase in order to assist our employees in satisfying their tax obligations from restricted shares that vested. We anticipate purchasing additional treasury shares in 2008, and potentially in subsequent years, for the same purpose.

Item 6. Selected Consolidated Financial Data.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below for the five years ended December 31, 2007, except Assets Under Management, is derived from our consolidated financial statements as audited by Grant Thornton LLP, independent registered accounting firm as of and for the years ended December 31, 2007 and 2006, and from our consolidated financial statements as audited by Deloitte & Touche LLP, independent registered accounting firm as of and for the years ended December 31, 2005, 2004 and 2003, and should be read in conjunction with those statements. The information set forth below should be read in conjunction with "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

	Year ended December 31, (in thousands, except per share amounts)				
	2007	2006	2005	2004	2003
Consolidated Statements of Income Data:					
Total revenues	$36,292	$27,364	$21,940	$19,980	$20,078
Total expenses	24,085	20,110	15,897	13,995	12,198
Income before income taxes	12,207	7,254	6,043	5,985	7,880
Provision for income taxes	4,263	2,785	2,407	2,299	2,996
Income before cumulative effect of accounting change	7,944	4,469	3,636	3,686	4,884
Net income	7,944	4,508	3,636	3,686	4,884
Income before cumulative effect of change in accounting principle per share – basic	$1.36	$0.80	$0.67	$0.68	$0.91
Income before cumulative effect of change in accounting principle per share – diluted	$1.28	$0.79	$0.66	$0.68	$0.90
Earnings per share – basic	$1.36	$0.81	$0.67	$0.68	$0.91
Earnings per share – diluted	$1.28	$0.79	$0.66	$0.68	$0.90
Cash dividends declared per common share	$1.15	$1.33	$1.09	$0.99	$1.18

	As of December 31, (in thousands)				
	2007	2006	2005	2004	2003
Consolidated Balance Sheet Data:					
Cash and investments	$26,704	$20,110	$19,775	$19,352	$21,056
Total assets	39,024	28,722	27,310	26,277	26,237
Stockholders' equity	29,346	22,735	21,559	21,663	21,853
Assets Under Management (in millions)	$7,853	$5,927	$4,928	$3,996	$3,954

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis in conjunction with "Selected Consolidated Financial Data" included in this Report, as well as our consolidated financial statements and related notes thereto appearing elsewhere in this Report.

Forward-Looking Statements

Statements in this Report and the Annual Report to Stockholders that are not purely historical facts, including statements about our expected future financial position, results of operations or cash flows, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "could," "goal," "target," "designed," "on track," "comfortable with," "optimistic" and other similar expressions, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results and the timing of some events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, without limitation, those set forth below:

- our ability to identify and successfully market services that appeal to our customers;
- the significant concentration of our revenues in four of our customers;
- our relationships with investment consulting firms;
- our relationships with current and potential customers;
- our ability to retain qualified personnel;
- our ability to successfully develop and market new asset classes;
- our ability to maintain our fee structure in light of competitive fee pressures;
- competition in the marketplace;
- downturn in the financial markets;
- the passage of legislation adversely affecting the financial services industries;
- interest rates;
- changes in our effective tax rate;
- our ability to maintain an effective system of internal controls; and
- the other risks detailed from time to time in our SEC reports.

Additional factors that could cause our actual results to differ materially from our expectations are discussed under the section entitled "Risk Factors" and elsewhere in this Report. You should not unduly rely on these forward-looking statements, which speak only as of the date of this Report. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this Report or to reflect the occurrence of unanticipated events.

Overview

We manage investment assets and provide services for our clients through our two subsidiaries, Westwood Management and Westwood Trust. Westwood Management provides investment advisory services to corporate pension funds, public retirement plans, endowments and foundations, the WHG Funds, other mutual funds and clients of Westwood Trust. Westwood Trust provides to institutions and high net worth individuals trust and custodial services and participation in common trust funds that it sponsors. Our revenues are generally derived from fees based on a percentage of assets under management, and at December 31, 2007, Westwood Management and Westwood Trust collectively managed assets valued at approximately $7.9 billion. We have been providing investment advisory services since 1983 and, according to recognized industry sources, including Morningstar, Inc., when measured over multi-year periods, our principal asset classes have consistently ranked above the median in performance within their peer groups.

One of the priorities on which we have focused since our spin-off in 2002 is building a foundation in terms of personnel and infrastructure to support a potentially much larger business. We have also developed products that we believe will be desirable within our target institutional and private client markets. The cost of developing new products and the organization as a whole has resulted in us incurring expenses that, in some cases, do not currently have material offsetting revenue. Now that we believe the foundation and the products are in place, we are taking these new products to the institutional marketplace and believe that institutional investors will recognize the value in these products and generate new revenue streams for us.

We began marketing our SMidCap Value product to institutional investment consultants in late 2004. As a result of this targeted marketing effort, we gained a number of meaningful SMidCap Value clients in 2005 through 2007 with assets increasing from $78 million at December 31, 2004 to $1.5 billion at December 31, 2007. We continue to devote significant marketing effort to our SMidCap Value product as well as our SmallCap Value product, which now has a four-year track record, to the institutional market. Our SmallCap Value product is progressing through the approval process at multiple investment consulting firms and we are beginning to see search activity in this capacity constrained product. We won our first institutional separate account mandates in SmallCap Value in 2007. We have also launched five mutual funds under the WHG Funds name from December 2005 to April 2007. As of December 31, 2007, assets in these five funds were approximately $233 million. In addition to the funds' existing institutional share class, we launched an A share in the WHG LargeCap Value Fund and the WHG Income Opportunity Fund in December 2007 in order to target No Transaction Fee ("NTF") mutual fund supermarket platforms and the broker/dealer marketplace. We have an additional WHG Fund registered with the SEC, the WHG AllCap Value Fund, and are evaluating opportunities to launch this fund in the future.

Revenues

We derive our revenues from investment advisory fees, trust fees, and other revenues. Our advisory fees are generated by Westwood Management, which manages its clients' accounts under investment advisory and subadvisory agreements. Advisory fees are calculated based on a percentage of assets under management, and are paid in accordance with the terms of the agreements. Westwood Management's advisory fees are paid quarterly in advance based on the assets under management on the last day of the preceding quarter, quarterly in arrears based on the assets under management on the last day of the quarter just ended, or are based on a daily or monthly analysis of assets under management for the stated period. Westwood Management recognizes revenues as services are rendered. A limited number of our clients have a performance-based fee component in their contract, which would pay us an additional fee if we outperform a specified index over a specific period of time. We record revenue for performance-based fees at the end of the measurement period. Since most of our advance paying clients' billing periods coincide with the calendar quarter to which payment relates, the revenue related to those clients is fully recognized within the quarter. Consequently, there is not a significant amount of deferred revenue contained in our financial statements.

Our trust fees are generated by Westwood Trust pursuant to trust or custodial agreements. Trust fees are separately negotiated with each client and are generally based on a percentage of assets under management, which in turn is influenced by the complexity of the operations of the trust and the services provided. Westwood Trust also provides trust services to a small number of clients on a fixed fee basis. Most trust fees are paid quarterly in advance and are recognized as services are rendered. Since the majority of Westwood Trusts' advance paying clients' billing periods coincide with the calendar quarter to which payment relates, the revenue related to those clients is fully recognized within the quarter; consequently, there is not a significant amount of deferred revenue contained in our financial statements.

Our other revenues generally consist of interest and investment income. Although we invest most of our cash in money market funds, we also invest in bonds and equity instruments.

Assets Under Management

Assets under management increased $2.0 billion, or 33%, to $7.9 billion at December 31, 2007 compared to $5.9 billion at December 31, 2006. The increase in assets under management was primarily due to inflows of assets from new and existing clients and the market appreciation of assets under management, partially offset by the withdrawal of assets by certain clients. Quarterly average assets under management increased $1.4 billion, or 26%, to $6.9 billion for 2007 compared with $5.5 billion for 2006.

Assets under management increased $999 million, or 20%, to $5.9 billion at December 31, 2006 compared to $4.9 billion at December 31, 2005. The increase in assets under management was primarily due to the market appreciation of assets under management and inflows of assets from new clients, partially offset by the withdrawal of assets by certain clients. Quarterly average assets under management increased $1.1 billion, or 25%, to $5.5 billion for 2006 compared with $4.4 billion for 2005.

	As of December 31, (1) (in millions)			% Change	
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Westwood Management Corp.					
Separate Accounts	$3,846	$2,578	$2,357	49%	9%
Subadvisory	1,051	953	719	10	33
WHG Funds	234	130	8	80	1,525
Westwood Funds	362	374	373	(3)	0
Managed Accounts	491	315	225	56	40
Total	5,984	4,350	3,682	38	18
Westwood Trust					
Commingled Funds	1,427	1,229	990	16	24
Private Accounts	324	225	209	44	8
Agency/Custody Accounts	118	123	47	(4)	162
Total	1,869	1,577	1,246	19	27
Total Assets Under Management	$7,853	$5,927	$4,928	33%	20%

(1) The above table excludes the SWS cash reserve funds for which Westwood Management served as investment adviser and Westwood Trust served as custodian. The SWS cash reserve funds were zero, $172 million and $184 million as of December 31, 2007, 2006 and 2005, respectively. These accounts were noted separately due to their unique nature within our business and because they were subject to significant fluctuations on a weekly basis.

Westwood Management. In the preceding table, "Separate Accounts" represent corporate pension and profit sharing plans, public employee retirement accounts, Taft Hartley plans, endowments, foundations and individuals. "Subadvisory" represents relationships where Westwood Management provides investment management services for funds offered by other financial institutions. "WHG Funds" represent the family of institutional mutual funds for which Westwood Management serves as advisor. "Westwood Funds" represent the family of mutual funds for which Westwood Management serves as subadvisor. "Managed Accounts" represent relationships with brokerage firms and other registered investment advisors who offer Westwood Management's products to their customers.

Westwood Trust. In the preceding table, "Commingled Funds" represent funds that have been established to facilitate investment of fiduciary funds of multiple clients by combining assets into a single trust for taxable and tax-exempt entities. "Private Accounts" represent discretionary accounts where Westwood Trust acts as trustee or agent and has full investment discretion. "Agency/Custody Accounts" represent non-discretionary accounts in which Westwood Trust provides agent or custodial services, but does not act in an advisory capacity. For certain assets in this category, Westwood Trust provides limited custody services for a minimal or zero fee currently, but views these assets as potentially converting to fee-generating managed assets in the future. As an example, some assets in this category consist of low-basis stock that is being held in custody for clients currently, but will likely transfer to fee-generating managed assets during an intergenerational transfer of wealth at some point in the future.

Results of Operations

The following table and discussion of our results of operations is based upon data derived from our consolidated statements of income contained in our consolidated financial statements and should be read in conjunction with these statements, which are included elsewhere in this Report.

	Years ended December 31, (in thousands)			% Change	
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
Revenues					
Advisory fees					
Asset-based	$21,719	$17,532	$13,868	24%	26%
Performance-based	3,021	-	-	-	-
Trust fees	10,275	8,240	7,031	25	17
Other revenues	1,277	1,592	1,041	(20)	53
Total revenues	36,292	27,364	21,940	33	25
Expenses					
Employee compensation and benefits	18,411	14,920	11,566	23	29
Sales and marketing	581	528	443	10	19
WHG mutual funds	161	238	14	(32)	1600
Information technology	970	925	809	5	14
Professional services	1,630	1,373	1,194	19	15
General and administrative	2,332	2,126	1,871	10	14
Total expenses	24,085	20,110	15,897	20	27
Income before income taxes	12,207	7,254	6,043	68	20
Provision for income taxes	4,263	2,785	2,407	53	16
Income before cumulative effect of accounting change	7,944	4,469	3,636	78	23
Cumulative effect of change in accounting principle, net of tax	-	39	-	-	-
Net income	$ 7,944	$ 4,508	$ 3,636	76%	24%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Total Revenue. Our total revenues increased by 33% to $36.3 million in 2007 compared with $27.4 million in 2006. Asset-based advisory fees increased by 24% to $21.7 million in 2007 from $17.5 million in 2006 primarily due to inflows from new and existing clients and growth in assets under management of existing clients due to market appreciation. These increases were partially offset by the withdrawal of assets by certain clients. Performance-based advisory fees were $3.0 million in 2007, the first year we were eligible to earn a performance-based fee. Trust fees increased by 25% to $10.3 million in 2007 from $8.2 million in 2006 primarily due to inflows from new clients and growth in assets under management of existing clients due to market appreciation. These increases were partially offset by the withdrawal of assets by certain clients. Other revenues, which generally consist of interest and investment income, decreased by 20% to $1.3 million in 2007 compared with $1.6 million in 2006. Other revenues decreased primarily due to a $245,000 decrease in unrealized gains, a $170,000 decrease in dividend income from Gabelli Advisers, which was due to a decrease in the dividend rate, and a decrease in consulting income from Gabelli Advisers. We were notified by Gabelli Advisers in the fourth quarter 2006 that our consulting payment arrangement was to be replaced with a dividend payment from Gabelli Advisers, which is included in dividend income. These decreases were partially offset by increases of $97,000 in interest and non-Gabelli related dividend income and $46,000 in realized gains.

Employee Compensation and Benefits. Employee compensation and benefits, which generally consist of salaries, incentive compensation, equity based compensation expense and benefits, increased by 23% to $18.4 million compared with $14.9 million in 2006. This increase resulted primarily due to an increase of $2.1 million in incentive compensation expense due to higher pretax income, an increase of approximately $816,000 in restricted stock expense due to additional restricted stock grants in July 2007 and July 2006, an increase of $430,000 in salary expense due to increased headcount and salary increases for certain employees, increased payroll taxes related to the increases in salary and incentive compensation expense, restricted stock vesting and the payment of dividends on unvested restricted stock as well as increased 401(k) and profit sharing contributions. A decrease of $126,000 in compensation expense related to stock options partially offset these increases. We had 52 full-time employees as of December 31, 2007 compared to 48 at December 31, 2006.

Sales and Marketing. Sales and marketing costs consist of expenses associated with our marketing efforts, including travel and entertainment, direct and consultant marketing and advertising costs. Sales and marketing costs increased by 10% to $581,000 in 2007 compared with $528,000 in 2006. The increase is primarily the result of increases in direct marketing expense of $47,000 and in travel and entertainment costs of $43,000. Decreased consultant marketing expenses partially offset these increases.

WHG Mutual Funds. WHG Mutual Funds expenses generally consist of costs associated with our marketing, distribution and administration efforts related to the WHG Funds. WHG mutual funds expenses decreased 32% to $161,000 in 2007 compared with $238,000 in 2006. This decrease is due to a $104,000 decrease in fund expense reimbursements due to a higher level of assets in the funds compared to last year. Increases in other fund costs partially offset this decrease.

Information Technology. Information technology expenses are generally costs associated with proprietary investment research tools, computing hardware, software licenses, maintenance and support, telecommunications and other related costs. Information technology expense increased by 5% to $970,000 in 2007 compared with $925,000 in 2006. The increase is primarily due to increases of $32,000 in software maintenance and licenses, $29,000 in research tools and $23,000 in IT environment support costs. These increases were partially offset by decreases in computer hardware depreciation expense, website maintenance costs and other IT expenses.

Professional Services. Professional services expenses generally consist of audit, external subadvisor expense, legal and other professional fees. Professional services expense increased by 19% to $1.6 million in 2007 compared with $1.4 million in 2006. The increase is primarily due to a $283,000 increase in advisory fees paid to external subadvisors due to increased assets under management in international equity and growth common trust funds sponsored by Westwood Trust and a $27,000 increase in other professional fees. Partially offsetting these increases was a decrease of $53,000 in legal expense.

General and Administrative. General and administrative expenses generally consist of costs associated with the lease of our office space, insurance, office supplies, custody expense, investor relations, charitable contributions and other miscellaneous expenses. General and administrative expenses increased by 10% to $2.3 million in 2007 compared with $2.1 million in 2006. The increase is primarily due to increases of $35,000 in miscellaneous expenses, $33,000 in the fees paid to our independent directors, $24,000 in training and seminar expenses, $22,000 in office supplies expense and $17,000 in occupancy costs. A decrease in state and local taxes partially offset these increases.

Provision for Income Taxes. Provision for income taxes increased by 53% to $4.3 million in 2007 compared with $2.8 million in 2006 primarily due to higher income before taxes. The effective tax rate was 34.9% in 2007 compared to 38.4% in 2006. The decrease in the effective tax rate was primarily due to a decrease in taxes owed to the state of Texas under the new margin tax compared to the previous franchise tax rates.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Total Revenue. Our total revenues increased by 25% to $27.4 million in 2006 compared with $21.9 million in 2005. Advisory fees increased by 26% to $17.5 million in 2006 from $13.9 million in 2005 primarily due to growth in assets under management of existing clients due to market appreciation as well as inflows from new clients added in 2006. These increases were partially offset by the withdrawal of assets by certain clients. Trust fees increased by 17% to $8.2 million in 2006 from $7.0 million in 2005 primarily due to inflows from new clients added in 2006 as well as growth in assets under management of existing clients due to market appreciation. These increases were partially offset by the withdrawal of assets by certain clients. Other revenues, which generally consist of interest and investment income, increased by 53% to $1.6 million in 2006 compared with $1.0 million in 2005. Other revenues increased primarily due to increases of $554,000 in interest and dividend income, $150,000 in realized gains and $79,000 in unrealized gains. These increases were partially offset by a decrease of $231,000 in consulting revenue from Gabelli Advisers, which was due to the termination of our consulting fee arrangement. We were notified by Gabelli Advisers in the fourth quarter 2006 that our consulting payment arrangement was to be replaced with a dividend payment from Gabelli Advisers, which is included in dividend income. The amount of the dividend was approximately $50,000 less than the amount of consulting payments that had been accrued up to that point.

Employee Compensation and Benefits. Employee compensation and benefits increased by 29% to $14.9 million compared with $11.6 million in 2005. This increase resulted primarily from an increase of approximately $2.4 million in restricted stock expense due to additional restricted stock grants in July 2006, May 2006 and July 2005, increased salary expense of $726,000 due to increased headcount and salary increases for certain employees, increased incentive compensation expense of $207,000, increased payroll taxes related to the increases in salary and incentive compensation expense and the payment of dividends on unvested restricted stock, increased employee health insurance expense and increased 401(k) and profit sharing contributions. A decrease of $124,000 in compensation expense related to stock options partially offset these increases. We had 48 full-time employees as of December 31, 2006 compared to 47 at December 31, 2005.

Sales and Marketing. Sales and marketing costs increased by 19% to $528,000 in 2006 compared with $443,000 in 2005. The increase is primarily the result of increases in direct marketing expense of $40,000 and in travel and entertainment costs of $47,000.

WHG Mutual Funds. WHG mutual funds expenses were $238,000 in 2006 compared with $14,000 in 2005. This substantial increase is due to the launch of the funds in the fourth quarter of 2005 and the second and third quarters of 2006. Currently, the largest component of these costs is fund expense reimbursements reflecting our partial subsidy of mutual fund expenses, as we have capped the expense ratios for the funds in order to competitively position them in institutional and defined contribution markets.

Information Technology. Information technology expense increased by 14% to $925,000 in 2006 compared with $809,000 in 2005. The increase is primarily due to increases of $61,000 in costs related to the addition of a new performance measurement tool for Westwood Trust clients and other application enhancements, $35,000 in IT environment support costs and $16,000 in costs related to the upgrade of a critical application. These increases were partially offset by decreases in website maintenance costs, equipment rental costs and computer hardware depreciation expense.

Professional Services. Professional services expense increased by 15% to $1.4 million in 2006 compared with $1.2 million in 2005. The increase is primarily due to a $196,000 increase in advisory fees paid to external subadvisors due to increased assets under management in international equity and growth common trust funds sponsored by Westwood Trust and a $68,000 increase in legal fees. Partially offsetting these increases was a decrease of $81,000 in external audit and Sarbanes-Oxley costs resulting from our change in external auditors for the fiscal year 2006.

General and Administrative. General and administrative expenses increased by 14% to $2.1 million in 2006 compared with $1.9 million in 2005. The increase is primarily due to increases of $82,000 in the fees paid to our independent directors, $50,000 in charitable contributions, $50,000 from the write-off of uncollectible receivables due to the termination of the Gabelli Advisers consulting fee arrangement and $24,000 in occupancy costs.

Provision for Income Taxes. Provision for income taxes increased by 16% to $2.8 million in 2006 compared with $2.4 million in 2005 primarily due to higher income before taxes. The effective tax rate was 38.4% in 2006 compared to 39.8% in 2005. The effective tax rate in 2006 is lower than 2005 because $135,000 of restricted stock expense in 2005 was not deductible for tax purposes due to the grant price exceeding the market price on the date of vest.

Cumulative Effect of a Change in Accounting Principle, Net of Tax. In December 2004, the FASB revised Statement of Financial Accounting Standards No. 123 ("SFAS No. 123 (R)"), requiring public companies to recognize the cost resulting from all share-based payment transactions in their financial statements. We applied the fair value provisions of the original SFAS No. 123 for all options and restricted shares we issued and accounted for forfeitures as they occurred. Under SFAS No. 123 (R) we are required to estimate the effect of forfeitures. As a result, on January 1, 2006 we recorded a cumulative effect of a change in accounting principle totaling $39,000, net of tax, in order to reverse compensation expense recorded for unvested securities as of December 31, 2005 that is in excess of what we estimate will vest.

Supplemental Financial Information

As supplemental information, we are providing non-generally accepted accounting principles ("non-GAAP") performance measures that we refer to as cash earnings and cash expenses. We provide these measures in addition to, but not as a substitute for, net income and total expenses, which are reported on a U.S. generally accepted accounting principles ("GAAP") basis. Both our Management and Board of Directors review cash earnings and cash expenses to evaluate our ongoing performance, allocate resources and review dividend policy. We believe that these non-GAAP performance measures, while not substitutes for GAAP net income and total expenses, are useful for both management and investors to evaluate our underlying operating and financial performance and our available resources. We do not advocate that investors consider these non-GAAP measures without considering financial information prepared in accordance with GAAP.

In calculating cash earnings, we add to net income the non-cash expense associated with equity-based compensation awards of restricted stock and stock options. In calculating cash earnings for the year ended December 31, 2006, we also eliminate the non-cash cumulative effect of change in accounting principle associated with our implementation of SFAS No.123 (R). We define cash expenses as total expenses less non-cash equity-based compensation expense. Although depreciation on fixed assets is a non-cash expense, we do not add it back when calculating cash earnings or deduct it when calculating cash expenses because depreciation charges represent a decline in the value of the related assets that will ultimately require replacement.

For the year ended December 31, 2007, our cash earnings increased by 46% to $13.3 million compared with $9.1 million for the year ended December 31, 2006, primarily due to a 33% increase in total revenues.

The following table provides a reconciliation of net income to cash earnings and total expenses to cash expenses for the years presented:

(in thousands)				**% Change**	
	2007	**2006**	**2005**	**2007 vs. 2006**	**2006 vs. 2005**
Net Income	$ 7,944	$4,508	$3,636	76%	24%
Add: Restricted stock expense	5,316	4,500	2,114	18	113
Add: Stock option expense	-	126	250	-	(50)
Less: Cumulative effect of change in accounting principle	-	(39)	-	-	-
Cash earnings	$13,260	$9,095	$6,000	46	52
Total expenses	$24,085	$20,110	$15,897	20	27
Less: Restricted stock expense	(5,316)	(4,500)	(2,114)	18	113
Less: Stock option expense	-	(126)	(250)	-	(50)
Cash expenses	$18,769	$15,484	$13,533	21%	14%

Liquidity and Capital Resources

Historically, we have funded our operations and cash requirements with cash generated from operating activities. As of December 31, 2007, we had no long-term debt. The changes in net cash provided by operating activities generally reflect the changes in earnings plus the effect of non-cash items and changes in working capital. Changes in working capital, especially accounts receivable and accounts payable, are generally the result of timing differences between collection of fees billed and payment of operating expenses.

During 2007, cash flow provided by operating activities, principally our investment advisory business, was $11.7 million compared to $7.2 million and $6.3 million during 2006 and 2005, respectively. The increases of $4.5 million from 2006 to 2007 and $940,000 from 2005 to 2006 were primarily due to increased cash earnings, offset in part by the net change in operating assets and liabilities. At December 31, 2007 and 2006, we had working capital of $26.4 million and $19.7 million, respectively.

Cash flow used by investing activities during 2007 of $3.1 million was primarily due to net purchases of available-for-sale investments. Cash flow provided by investing activities during 2006 was $0.9 million, and was primarily related to net sales of available-for-sale investments. Cash provided by investing activities during 2005 of $1.0 million was primarily related to net sales of available-for-sale investments.

Cash used in financing activities during 2007 of $6.2 million was primarily due to the payment of cash dividends and the purchase of treasury stock, offset in part by excess tax benefits related to vested restricted shares and proceeds from the issuance of stock due to option exercises. Cash used in financing activities during 2006 of $7.9 million was primarily related to the payment of cash dividends on our common stock of $8.3 million, offset by $402,000 in proceeds received from stock option exercises. Cash used in financing activities during 2005 was $6.1 million, and was primarily related to the payment of cash dividends on our common stock.

We had cash and investments of $26.7 million and $20.1 million at December 31, 2007 and December 31, 2006, respectively. As required by the Texas Finance Code, Westwood Trust maintains current assets in an amount equal to the required minimum restricted capital of $1.0 million, which is included in Investments in the accompanying consolidated balance sheets. We had no liabilities for borrowed money at December 31, 2007 or December 31, 2006, and our accounts payable were paid in the ordinary course of business for each of the periods then ended.

Our future liquidity and capital requirements will depend upon numerous factors including our results of operations, the timing and magnitude of capital expenditures or strategic initiatives and our dividend policy. We believe that current cash and short-term investment balances and cash generated from operations will be sufficient to meet the operating and capital requirements of our ordinary business operations through at least the next twelve months. However, there can be no assurance that we will not require additional financing within this time frame. The failure to raise needed capital on attractive terms, if at all, could have a material adverse effect on our business, financial condition and results of operations.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2007 (in thousands).

		Payments due in:		
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**
Non-cancelable operating leases	$2,244	$640	$1,325	$279

Accounting Developments

In June 2007, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force ("EITF") on EITF issue 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF Issue 06-11 requires an employer to recognize tax benefits realized from dividend or dividend equivalents paid to employees for certain share-based payment awards as an increase to additional paid-in capital and include such amounts in the pool of excess tax benefits available to absorb future tax deficiencies on share-based payment awards. If an entity's estimate of forfeitures increases, or if an award is no longer expected to vest, entities should reclassify the dividends or dividend equivalents paid on that award from retained earnings to compensation cost. The provisions of EITF Issue

06-11 are effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. We do not expect the adoption of EITF Issue 06-11 to have a significant effect on our financial statements since we have historically accounted for the income tax benefits of dividends paid for share-based payment awards in the manner described.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the potential impact of the adoption of SFAS 157.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the potential impact of the adoption of SFAS 159.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent losses and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In applying accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. We believe the following are areas where the degree of judgment and complexity in determining amounts recorded in our consolidated financial statements make the accounting policies critical.

Goodwill

During the third quarters of 2007, 2006 and 2005, we completed our annual impairment assessment as required by SFAS 142 "Goodwill and Other Intangible Assets". No impairment losses were required. We perform our annual impairment assessment as of July 1.

Stock Options

For all options granted after January 1, 2002, we have been expensing the cost associated with employees as well as non-employee directors. We value stock options issued based upon the Black-Scholes option-pricing model and recognize this value as an expense over the periods in which the options vest. Implementation of the Black-Scholes option-pricing model requires us to make certain assumptions, including expected volatility, risk-free interest rate, expected dividend yield and expected life of the options. We utilized assumptions that we believed to be most appropriate at the time of the valuation. Had we used different assumptions in the pricing model the expense recognized for stock options may have been different than the expense recognized in our financial statements. As of December 31, 2006, all outstanding options have vested and all related compensation has been expensed.

Restricted Stock

We have granted restricted stock to employees, non-employee directors and a non-employee consultant. We calculate compensation cost for restricted stock grants by using the fair market value of its common stock at the date of grant, the number of shares issued and an estimate of shares that will not vest due to forfeitures. This compensation cost is amortized on a straight-line basis over the applicable vesting period. The estimate of shares that will not vest due to forfeitures is based on our historical forfeiture rate and our expectation of potential forfeitures, which is dependent upon our judgment. If actual experience differs significantly from these estimates, stock based compensation expense and our results of operations could be materially affected. If forfeitures of restricted stock do not occur or are significantly less than our estimation, we would record as much as $307,000 of compensation cost in addition to what we currently expect to expense over the next 3.5 years.

Accounting for Income Taxes

Our provision for income taxes reflects the statutory tax obligations of the jurisdictions in which we operate. Significant judgment and complex calculations are used in determining our tax liability and in evaluating our tax positions. We adjust our income tax provision in the period in which we determine that actual outcomes will likely be different from our estimates. Changes in tax laws may result in a change to our tax position and effective tax rate. We classify any interest or penalties related to income taxes as a component of income tax expense.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the financial statement and tax bases of our assets and liabilities as measured at enacted income tax rates. Our deferred taxes relate principally to stock-based compensation expense, which is deductible for tax purposes at the time restricted stock vests and stock options are exercised.

Significant Accounting Policies

Our significant accounting policies are summarized below.

Revenue Recognition

Investment advisory and trust fees are recognized in the period the services are provided. These fees are determined in accordance with contracts between our subsidiaries and their clients and are generally based on a percentage of assets under management. Performance-based fees may pay us an additional fee if we outperform a specified index over a specific period of time. We record revenue for performance-based fees at the end of the measurement period, when the fees have been fully earned.

Accounting for Investments

We have designated our investments other than money market holdings as "trading" securities, which are recorded at market value with the related unrealized gains and losses reflected in "Other revenues" in the consolidated statements of income. Our "trading" securities, primarily U.S. Government and Government agency obligations as well as mutual fund and common trust fund shares, are valued based upon quoted market prices and, with respect to funds, the net asset value of the shares held as reported by the fund. We have generally designated our investments in money market accounts as "available for sale." The market values of our money market holdings generally do not fluctuate. Dividends and interest on all of our investments are accrued as earned.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We utilize various financial instruments such as equity mutual funds and U.S. government and agency obligations, which entail certain inherent market risks. We do not currently participate in any hedging activities, nor do we currently utilize any derivative financial instruments. The following information describes the key aspects of certain financial instruments that have market risks.

Interest Rates and Securities Markets

Our cash equivalents and other investment instruments are exposed to financial market risk due to fluctuations in interest rates, which may affect our interest income. These instruments are not entered into for trading purposes. We do not expect our interest income to be significantly affected by a sudden change in market interest rates.

The value of our assets under management is affected by changes in interest rates and fluctuations in securities markets. Since we derive a substantial portion of our revenues from investment advisory and trust fees based on the value of assets under management, our revenues may be adversely affected by changing interest rates or a decline in the prices of securities generally.

Item 8. Financial Statements and Supplementary Data.

The independent registered public accounting firm's reports and financial statements listed in the accompanying index are included in Item 15 of this Report. See Index to Financial Statements on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report. Based on this evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that, as of December 31, 2007, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Please refer to Westwood Holdings Group, Inc.'s Management Assessment of Internal Control over Financial Reporting on page F-5 of this Report.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting. This report can be found on page F-4.

For the quarter ended December 31, 2007, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Company.

The information required by this item is or will be set forth in the definitive proxy statement relating to the 2008 Annual Meeting of Stockholders of Westwood Holdings Group, Inc., which is to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). The Proxy Statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by this item are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

Item 11. Executive Compensation.

The information required by this item is or will be set forth in the Proxy Statement. The Proxy Statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by this item are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is or will be set forth in the Proxy Statement. The Proxy Statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by this item are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is or will be set forth in the Proxy Statement. The Proxy Statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by this item are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

Item 14. Principal Accountant Fees and Services.

The information required by this item is or will be set forth in the Proxy Statement. The Proxy Statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by this item are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

Financial Statement Schedules

The financial statements included in this Report are listed in the Index to Financial Statements on page F-1 of this Report. Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either not required under the related instructions or inapplicable.

Exhibits

The exhibits required to be furnished pursuant to Item 15 are listed in the Exhibit Index filed herewith, which Exhibit Index is incorporated herein by reference.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each of Westwood Holdings Group, Inc., a Delaware corporation, and the undersigned directors and officers of Westwood Holdings Group, Inc. hereby constitutes and appoints Brian O. Casey and William R. Hardcastle, Jr., or any one of them, its, his or her true and lawful attorney-in-fact and agent, for it, him or her and in its, his or her name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this Report, and to file each such amendment to the Report, with all exhibits thereto, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises as fully to all intents and purposes as it, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTWOOD HOLDINGS GROUP, INC.

By: /s/ Brian O. Casey
Brian O. Casey
Chief Executive Officer and President

Dated: February 27, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title
/s/ Brian O. Casey Brian O. Casey	Chief Executive Officer and President (Principal Executive Officer)
/s/ William R. Hardcastle, Jr. William R. Hardcastle, Jr.	Chief Financial Officer (Principal Financial Officer)
/s/ Craig Whitten Craig Whitten	Controller (Principal Accounting Officer)
/s/ Susan M. Byrne Susan M. Byrne	Chairman of the Board of Directors and Chief Investment Officer
/s/ Tom C. Davis Tom C. Davis	Director

/s/ Richard M. Frank Richard M. Frank	Director
/s/ Robert D. McTeer Robert D. McTeer	Director
/s/ Frederick R. Meyer Frederick R. Meyer	Director
/s/ Jon L. Mosle, Jr. Jon L. Mosle, Jr.	Director
/s/ Geoffrey R. Norman Geoffrey R. Norman	Director
/s/ Raymond E. Wooldridge Raymond E. Wooldridge	Director

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Westwood Holdings Group, Inc.:

We have audited the accompanying consolidated balance sheets of Westwood Holdings Group, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2007 and December 31, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westwood Holdings Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 27, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Grant Thornton
February 27, 2008
Dallas, Texas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Westwood Holdings Group, Inc.:

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of Westwood Holdings Group, Inc. and subsidiaries (the "Company") for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Westwood Holdings Group, Inc. and subsidiaries for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Dallas, Texas
February 22, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Westwood Holdings Group, Inc.:

We have audited Westwood Holdings Group, Inc. (a Delaware corporation) and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Westwood Holdings Group, Inc.'s Management Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control-Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2007, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended, and our report dated February 27, 2008 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton
February 27, 2008
Dallas, Texas

REPORT OF WESTWOOD HOLDINGS GROUP, INC.'S MANAGEMENT ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
Westwood Holdings Group, Inc.:

The management of Westwood Holdings Group, Inc. ("Westwood") is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Westwood's internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management of Westwood assessed the effectiveness of Westwood's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2007, Westwood's internal control over financial reporting is effective based on those criteria.

Westwood's independent registered public accounting firm has issued an audit report on our assessment of Westwood's internal control over financial reporting. This report appears on page F-4.

By: /s/ Brian O. Casey
Brian O. Casey, Chief Executive Officer

/s/ William R. Hardcastle, Jr.
William R. Hardcastle, Jr., Chief Financial Officer

February 22, 2008
Dallas, Texas

WESTWOOD HOLDINGS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2006
(in thousands, except par values and share amounts)

	2007	2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 4,560	$ 2,177
Accounts receivable	6,599	3,111
Investments, at market value	22,144	17,933
Deferred income taxes	1,512	1,267
Other current assets	651	465
Total current assets	35,466	24,953
Goodwill	2,302	2,302
Deferred income taxes	225	214
Property and equipment, net of accumulated depreciation of $1,002 and $774	1,031	1,253
Total assets	$39,024	$28,722
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 1,024	$ 778
Dividends payable	1,702	996
Compensation and benefits payable	4,848	2,801
Income taxes payable	1,505	689
Other current liabilities	11	10
Total current liabilities	9,090	5,274
Deferred rent	588	713
Total liabilities	9,678	5,987
Stockholders' Equity:		
Common stock, $0.01 par value, authorized 10,000,000 shares, issued 6,840,327 and outstanding 6,807,408 shares at December 31, 2007; issued and outstanding 6,638,525 shares at December 31, 2006	68	66
Additional paid-in capital	27,770	20,289
Treasury stock, at cost – 32,919 shares at December 31, 2007; 0 shares at December 31, 2006	(1,070)	-
Retained earnings	2,578	2,380
Total stockholders' equity	29,346	22,735
Total liabilities and stockholders' equity	$39,024	$28,722

See notes to consolidated financial statements.

WESTWOOD HOLDINGS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands, except per share data)

	2007	2006	2005
REVENUES:			
Advisory fees			
Asset-based	$21,719	$17,532	$13,868
Performance-based	3,021	-	-
Trust fees	10,275	8,240	7,031
Other revenues	1,277	1,592	1,041
Total revenues	36,292	27,364	21,940
EXPENSES:			
Employee compensation and benefits	18,411	14,920	11,566
Sales and marketing	581	528	443
WHG mutual funds	161	238	14
Information technology	970	925	809
Professional services	1,630	1,373	1,194
General and administrative	2,332	2,126	1,871
Total expenses	24,085	20,110	15,897
Income before income taxes	12,207	7,254	6,043
Provision for income taxes	4,263	2,785	2,407
Income before cumulative effect of change in accounting principle	7,944	4,469	3,636
Cumulative effect of change in accounting principle, net of income taxes of $21	-	39	-
Net income	$ 7,944	$ 4,508	$ 3,636
Earnings per share:			
Basic:			
Continuing operations	$1.36	$0.80	$0.67
Cumulative effect of a change in accounting principle	-	0.01	-
Net income	$1.36	$0.81	$0.67
Diluted:			
Continuing operations	$1.28	$0.79	$0.66
Cumulative effect of a change in accounting principle	-	-	-
Net income	$1.28	$0.79	$0.66

See notes to consolidated financial statements.

WESTWOOD HOLDINGS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands, except share and per share data)

	Westwood Holdings Group, Inc. Common Stock, Par Shares	Westwood Holdings Group, Inc. Common Stock, Par Amount	Additional Paid-In Capital	Treasury Stock	Unamortized Stock Compensation	Retained Earnings	Total
BALANCE, January 1, 2005	5,754,147	$58	$16,962	$ -	$(4,821)	$ 9,464	$21,663
Net income						3,636	3,636
Issuance of restricted stock	211,500	2	3,863		(3,865)		-
Amortization of stock compensation					2,114		2,114
Tax benefit related to equity compensation			113				113
Dividends declared ($1.09 per share)						(6,488)	(6,488)
Stock options vested			250				250
Stock options exercised	21,000	-	271				271
BALANCE, December 31, 2005	5,986,647	$60	$21,459	$ -	$(6,572)	$ 6,612	$21,559
Net income						4,508	4,508
Issuance of restricted stock	620,784	6	(6)				-
Reversal of unamortized stock compensation due to FAS 123 (R) implementation			(6,572)		6,572		-
Amortization of stock compensation			4,500				4,500
Tax benefit related to equity compensation			440				440
Dividends declared ($1.33 per share)						(8,740)	(8,740)
Stock options vested			126				126
Stock options exercised	31,094	-	402				402
Cumulative effect of change in accounting principle			(60)				(60)
BALANCE, December 31, 2006	6,638,525	$66	$20,289	$ -	$ -	$ 2,380	$22,735
Net income						7,944	7,944
Issuance of restricted stock	154,571	2	(2)				-
Amortization of stock compensation			5,316				5,316
Tax benefit related to equity compensation			1,558				1,558
Dividends declared ($1.15 per share)						(7,746)	(7,746)
Stock options exercised	47,231	-	609				609
Purchase of treasury stock	(32,919)			(1,070)			(1,070)
BALANCE, December 31, 2007	6,807,408	$68	$27,770	$(1,070)	$ -	$ 2,578	$29,346

See notes to consolidated financial statements.

WESTWOOD HOLDINGS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 7,944	$ 4,508	$ 3,636
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	228	266	272
Unrealized gains on investments	102	(143)	(64)
Stock option expense	-	126	250
Restricted stock amortization	5,316	4,500	2,114
Deferred income taxes	(256)	(685)	(300)
Cumulative effect of change in accounting principle	-	(39)	-
Excess tax benefits from stock based compensation	(1,286)	(30)	-
Net purchases of investments – trading securities	(1,339)	(889)	(288)
Change in operating assets and liabilities:			
Accounts receivable	(3,488)	(659)	(620)
Other assets	(186)	(58)	(18)
Accounts payable and accrued liabilities	246	63	86
Compensation and benefits payable	2,047	(179)	277
Income taxes payable and prepaid taxes	2,374	435	830
Other liabilities	(16)	8	109
Net cash provided by operating activities	11,686	7,224	6,284
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of money market funds – available for sale	(8,009)	(7,869)	(4,863)
Sales of money market funds – available for sale	5,035	8,846	5,969
Purchase of property and equipment	(114)	(70)	(75)
Net cash provided by (used in) investing activities	(3,088)	907	1,031
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchase of treasury stock	(1,070)	-	-
Excess tax benefits from stock based compensation	1,286	30	-
Proceeds from exercise of stock options	609	402	271
Cash dividends	(7,040)	(8,283)	(6,409)
Net cash used in financing activities	(6,215)	(7,851)	(6,138)
NET INCREASE (DECREASE) IN CASH	2,383	280	1,177
Cash, beginning of year	2,177	1,897	720
Cash, end of year	$ 4,560	$ 2,177	$ 1,897
Supplemental cash flow information:			
Cash paid during the year for income taxes	$ 2,144	$ 3,034	$1,878
Issuance of restricted stock	5,330	11,507	3,865
Tax benefit allocated directly to equity	1,558	440	113
Dividends declared and not paid until the subsequent year	1,702	996	539

See notes to consolidated financial statements.

WESTWOOD HOLDINGS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006 and 2005

1. DESCRIPTION OF THE BUSINESS:

Westwood Holdings Group, Inc. ("Westwood", "we" or "our") was incorporated under the laws of the State of Delaware on December 12, 2001, as a subsidiary of SWS Group, Inc. ("SWS"). On June 28, 2002, SWS completed the spin-off of Westwood by effecting a dividend distribution of all of the Westwood common stock held by SWS to all of its stockholders on a pro rata basis. Westwood is an independent public company, with SWS having no continuing ownership interest in Westwood. For a more detailed discussion of the spin-off and the various agreements entered into by Westwood and SWS, see the Registration Statement on Form 10 filed by Westwood with the Securities and Exchange Commission on June 6, 2002.

Westwood manages investment assets and provides services for its clients through two subsidiaries, Westwood Management Corp. ("Westwood Management") and Westwood Trust ("Westwood Trust"). Westwood Management provides investment advisory services to corporate pension funds, public retirement plans, endowments and foundations, mutual funds and also clients of Westwood Trust. Westwood Trust provides to institutions and high net worth individuals trust and custodial services and participation in common trust funds that it sponsors. Revenue is largely dependent on the total value and composition of assets under management ("AUM"). Accordingly, fluctuations in financial markets and in the composition of AUM impact revenue and results of operations.

Westwood Management is a registered investment adviser under the Investment Advisers Act of 1940. Westwood Trust is chartered and regulated by the Texas Department of Banking.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying consolidated financial statements are presented using the accrual basis of accounting and include the accounts of Westwood and its wholly-owned subsidiaries, Westwood Management and Westwood Trust. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment advisory and trust fees are recognized as services are provided. These fees are determined in accordance with contracts between our subsidiaries and their clients and are generally based on a percentage of assets under management. A limited number of our clients have a performance-based fee component in their contract, which would pay us an additional fee if we outperform a specified index over a specific period of time. We record revenue for performance-based fees at the end of the measurement period. Most advisory and trust fees are payable in advance or in arrears on a calendar quarterly basis. Advance payments are deferred and recognized over the periods services are performed. Since most of our advance paying clients' billing periods coincide with the calendar quarter to which payment relates, the revenue related to those clients is fully recognized within the quarter. Consequently, there is not a significant amount of deferred revenue contained in our financial statements. Deferred revenue is shown on the balance sheet under the heading of "Other current liabilities". Other revenues generally consist of interest and investment income. These revenues are recognized as earned or as the services are performed.

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid investments with maturities of three months or less.

Investments

Money market securities are generally classified as available for sale securities and have no significant fluctuating values. All other marketable securities are classified as trading securities. All securities are carried at quoted market value on the accompanying balance sheet. Net unrealized holding gains or losses on investments classified as trading securities are reflected as a component of other revenues. We measure realized gains and losses on investments using the specific identification method.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from 3 to 7 years), and depreciation on leasehold improvements is provided over the lease term, using the straight-line method. We capitalize leasehold improvements, furniture and fixtures, computer hardware and most office equipment purchases. The following table reflects information about our fixed assets as of December 31, 2007 and 2006.

	2007	2006
Leasehold improvements cost	$ 720	$ 828
Leasehold improvements – accumulated depreciation	(177)	(127)
Furniture and fixtures cost	697	696
Furniture and fixtures – accumulated depreciation	(364)	(267)
Computer hardware and office equipment cost	616	504
Computer hardware and office equipment – accumulated depreciation	(461)	(381)
Net fixed assets	$1,031	$1,253

Goodwill

During the third quarters of 2007, 2006 and 2005, we completed our annual impairment assessment. No impairment losses were required. We perform our annual impairment assessment as of July 1. As of December 31, 2007 and 2006, Westwood Management and Westwood Trust had net goodwill of $1,790,000 and $512,000, respectively.

Federal Income Taxes

We file a Federal income tax return as a consolidated group for Westwood and its subsidiaries. Deferred income tax assets and liabilities are determined based on the differences between the financial statement and income tax bases of assets and liabilities as measured at enacted income tax rates. Deferred income tax expense is generally the result of changes in the deferred tax assets and liabilities. Deferred taxes relate primarily to stock-based compensation expense.

Accounting Developments

In June 2007, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force ("EITF") on EITF issue 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF Issue 06-11 requires an employer to recognize tax benefits realized from dividend or dividend equivalents paid to employees for certain share-based payment awards as an increase to additional paid-in capital and include such amounts in the pool of excess tax benefits available to absorb future tax deficiencies on share-based payment awards. If an entity's estimate of forfeitures increases, or if an award is no longer expected to vest, entities should reclassify the dividends or dividend equivalents paid on that award from retained earnings to compensation cost. The provisions of EITF Issue 06-11 are effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. We do not expect the adoption of EITF Issue 06-11 to have a significant effect on our financial statements since we have historically accounted for the income tax benefits of dividends paid for share-based payment awards in the manner described.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the potential impact of the adoption of SFAS 157.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the potential impact of the adoption of SFAS 159.

Stock Based Compensation

We account for stock based compensation in accordance with FASB Statement of Financial Accounting Standards No. 123 Revised ("SFAS No. 123R"). Under SFAS No. 123R, stock based compensation expense reflects the fair value of stock based awards measured at grant date, is recognized over the relevant service period, and is adjusted each period for anticipated forfeitures. We have elected to use the modified prospective transition method as permitted by SFAS No. 123R and therefore have not restated our financial results for prior periods. Under this transition method, we apply the provisions of SFAS No. 123R to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, we recognize compensation cost for the portion of awards that were outstanding as of January 1, 2006 for which the requisite service had not been rendered, as the remaining service is rendered. The compensation cost we record for these awards is based on their grant-date fair value as required by SFAS No. 123R. SFAS No. 123R also requires us to report the benefits of tax deductions in excess of recognized compensation expense as a financing cash flow, rather than as an operating cash flow.

We have issued restricted stock and stock options in accordance with the Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan. We valued stock options issued based upon the Black-Scholes option-pricing model and recognize this value as an expense over the periods in which the options vest. Implementation of the Black-Scholes option-pricing model requires us to make certain assumptions, including expected volatility, risk-free interest rate, expected dividend yield and expected life of the options. We utilized assumptions that we believed to be most appropriate at the time of the valuation. Had we used different assumptions in the pricing model the expense recognized for stock options may have been different than the expense recognized in our financial statements. We must also apply judgment in developing an expectation of awards of restricted stock and stock options that may be forfeited. If actual experience differs significantly from these estimates, stock based compensation expense and our results of operations could be materially affected.

Fair Value of Financial Instruments

The estimated fair values of our financial instruments have been determined by us using available information. The fair value amounts discussed in Note 4 are not necessarily indicative of either the amounts we would realize upon disposition of these instruments or our intent or ability to dispose of these assets. The estimated fair value of cash and cash equivalents, as well as accounts receivable and payable, approximates their carrying value due to their short-term maturities. The carrying amount of investments designated as "trading" securities, primarily U.S. Government and Government agency obligations as well as mutual fund and common trust fund shares, equals their fair value, which is equal to prices quoted in active markets and, with respect to funds, the net asset value of the shares held as reported by the fund. The carrying amount of investments designated as "available for sale" securities, primarily money market accounts, equals their fair value which is equal to the net asset value of the shares held as reported by the fund. The net asset values of money market holdings generally do not fluctuate.

3. ACCOUNTS RECEIVABLE:

Our trade accounts receivable balances do not include any allowance for doubtful accounts nor has any bad debt expense attributable to trade receivables been recorded for the years ended December 31, 2005 and 2007. As of December 31, 2007, our accounts receivable balance included $3.2 million due from our largest client. The majority of our accounts receivable balances are advisory and trust fees receivable from customers that we believe and have experienced to be fully collectable. In 2006, as a result of the termination of our consulting fee arrangement with Gabelli Advisers and the payment of a dividend in its place, we charged $50,000 of previously accrued consulting revenue to bad debt expense that was in excess of what we received in dividends from Gabelli Advisers.

Certain of our directors, executive officers and their affiliates invest their personal funds directly in accounts held and managed by us. There was $3,000 and $0 in receivables due from these accounts as of December 31, 2007 and 2006, respectively. For the years 2007 and 2006, we recorded trust fees from these accounts of $296,000 and $256,000, respectively.

4. INVESTMENTS:

Investment balances are presented in the table below (in thousands). All of these investments are carried at market value. The money market funds are accounted for as available for sale securities. The other investments are accounted for as trading securities.

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
December 31, 2007:				
U.S. Government and Government agency obligations	$ 1,942	$ 1	$ -	$ 1,943
Funds:				
Money Market	15,117	-	-	15,117
Equity	4,854	230	-	5,084
Marketable securities	$21,913	$231	$ -	$22,144
December 31, 2006:				
U.S. Government and Government agency obligations	$ 1,757	$ -	$ -	$ 1,757
Funds:				
Money Market	12,241	-	-	12,241
Equity	3,603	332	-	3,935
Marketable securities	$17,601	$332	$ -	$17,933

The following amounts are included in our income statement under the heading "Other revenues" for the years indicated:

	2007	2006	2005
Realized gains	$368,000	$329,000	$170,000
Realized losses	(2,000)	(9,000)	-
Net realized gains	366,000	320,000	170,000
Interest income	855,000	752,000	498,000
Dividend income	152,000	329,000	29,000
Unrealized gains/(losses)	(102,000)	143,000	64,000
Consulting income	-	48,000	280,000

5. INCOME TAXES:

Income tax expense for the years ended December 31, 2007, 2006 and 2005 differs from the amount that would otherwise have been calculated by applying the Federal corporate tax rates to income before income taxes. The difference between the Federal corporate tax rate and the effective tax rate is comprised of the following (in thousands):

	2007	2006	2005
Federal statutory rate	35.0%	34.0%	34.0%
Effective tax rate	34.9%	38.4%	39.8%
Income tax expense at the statutory rate	$4,173	$2,466	$2,055
State margin, franchise and income taxes	168	412	296
Other, net	(78)	(93)	56
Total income tax expense	$4,263	$2,785	$2,407

Income taxes as set forth in the consolidated statements of income consisted of the following components (in thousands):

	2007	2006	2005
State – current	$ 266	$ 638	$ 454
State – deferred	(8)	(5)	(4)
Federal – current	4,253	2,811	2,253
Federal – deferred	(248)	(659)	(296)
Total income tax expense	$4,263	$2,785	$2,407

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2007 and 2006 are presented below (in thousands):

	2007	2006
Depreciation at rates different for tax than for financial reporting	$ (129)	$ (154)
Restricted stock amortization	1,563	1,427
Stock option expense	148	239
Incentive compensation	156	-
Other	(1)	(31)
Total deferred tax assets	$1,737	$1,481

Net deferred tax assets and liabilities are reflected on our balance sheet as of December 31, 2007 and 2006 as follows:

	2007	2006
Net current deferred tax asset, included in other current assets	$1,512	$1,267
Non-current deferred tax assets	436	490
Non-current deferred tax liabilities	(211)	(276)
Total net deferred tax assets	$1,737	$1,481

As a result of our history of taxable income and the nature of the items from which deferred tax assets are derived, management believes that it is more likely than not that we will realize the benefit of the deferred tax assets. We include penalties and interest on income based taxes in the "Provision for income taxes" line on our income statement. We recorded penalties and interest of $388, $77 and $0 in 2007, 2006 and 2005, respectively. For federal income taxes, 2003, 2004, 2005 and 2006 are open tax years. For Texas margin and franchise taxes, 2004, 2005, 2006 and 2007 are open tax years.

6. REGULATORY CAPITAL REQUIREMENTS:

Westwood Trust is subject to the capital requirements of the Texas Department of Banking, and has a minimum capital requirement of $1.0 million. At December 31, 2007, Westwood Trust had total stockholders' equity of approximately $4.2 million, which is $3.2 million in excess of its minimum capital requirement.

Westwood Trust is limited under applicable Texas law in the payment of dividends to undivided profits: that part of equity capital equal to the balance of net profits, income, gains and losses since its formation date minus subsequent distributions to stockholders and transfers to surplus or capital under share dividends or appropriate Board resolutions. At the discretion of its board of directors, Westwood Trust has made quarterly and special dividend payments to us out of its undivided profits.

7. EMPLOYEE BENEFITS:

We have issued stock options and restricted shares to our employees and non-employee directors and offer 401(k) matching and profit sharing contributions to our employees. The Third Amended and Restated Westwood Holdings Group, Inc. Stock Incentive Plan (the "Plan") reserves shares of Westwood common stock for issuance to eligible employees and directors of Westwood or its subsidiaries in the form of restricted stock and stock options. The total number of shares that may be issued under the Plan (including the predecessor plans to the Plan) may not exceed 1,948,100 shares. In the event of a change in control of Westwood, the Plan contains provisions providing for the acceleration of the vesting of restricted stock and stock options. At December 31, 2007, approximately 425,000 shares remain available for issuance under the Plan.

The following table presents the total stock-based compensation expense we recorded and the total income tax benefit recognized for stock-based compensation arrangements for the years indicated:

	2007	2006	2005
Total stock based compensation expense	$5,316,000	$4,626,000	$2,364,000
Total income tax benefit recognized related to stock-based compensation	3,049,000	930,000	515,000

We recorded certain adjustments to comply with SFAS No. 123R. Since we accounted for forfeitures of equity based awards as they occurred instead of estimating the effect of forfeitures when applying the original Statement of Financial Accounting Standards No. 123, on January 1, 2006 we recorded a cumulative effect of a change in accounting principle totaling $39,000, net of tax, in order to reverse compensation expense recorded for unvested securities as of December 31, 2005 that was in excess of what we estimated would vest.

Restricted Stock

We have granted restricted stock to employees, non-employee directors and a non-employee consultant, which are subject to a service condition, and to our Chief Executive Officer and Chief Investment Officer, which are subject to a service condition and performance goals. Until the shares vest, they are restricted from sale, transfer or assignment in accordance with the terms of the agreements under which they were issued. We calculate compensation cost for restricted stock grants by using the fair market value of our common stock at the date of grant, the number of shares issued and an estimate of shares that will not vest due to forfeitures. This compensation cost is amortized on a straight-line basis over the applicable vesting period. As of December 31, 2007, there was approximately $13.3 million of unrecognized compensation cost, which we expect to recognize over a weighted-average period of 2.7 years. In order to satisfy tax liabilities that employees will owe on their shares that vest, we may withhold a sufficient number of vested shares from employees on or about the date vesting occurs. We estimate that 74,000 shares could potentially be withheld for this purpose. Our two types of restricted stock grants are discussed below.

Employee and non-employee director restricted share grants

For the years ended December 31, 2007, 2006 and 2005, we granted restricted stock to employees, non-employee directors and a non-employee consultant. The employees' shares vest over four years and the directors' and consultant's shares vest over one year. The following table details the status and changes in our restricted stock grants that are subject only to a service condition for the year ended December 31, 2007:

Restricted shares subject only to a service condition:	Shares	Weighted Average Grant Date Fair Value
Non-vested, January 1, 2007	558,788	$18.24
Granted	172,600	32.77
Vested	(190,184)	18.49
Forfeited	(18,029)	18.10
Non-vested, December 31, 2007	523,175	22.95

The following table shows the weighted-average grant date fair value for shares granted and the total fair value of shares vested during the years indicated:

Restricted shares subject only to a service condition:	2007	2006	2005
Weighted-average grant date fair value	$32.77	$18.05	$18.29
Fair value of shares vested	$6,491,000	$2,523,000	$1,415,000

CEO and CIO performance-based restricted share grants

In 2006, we granted shares to our Chief Executive Officer and our Chief Investment Officer that vest over four years and six years, respectively, provided annual performance goals established by the compensation committee are met. For the year 2007, the officers became vested in the applicable percentage of their restricted shares since Westwood's adjusted pre-tax income for 2007 was at least 7% greater than Westwood's adjusted pre-tax income for the year 2006. In each subsequent year during the applicable vesting period, the compensation committee will establish a specific goal for that year's vesting of the restricted shares, which will be based in all cases upon Westwood's adjusted pre-tax income, as defined. If in any year during the vesting period the performance goal is not met, the compensation committee may establish a goal for a subsequent vesting period, which if achieved or exceeded may result in full or partial vesting of the shares that did not otherwise become vested in a prior year. However, in no event will the maximum number of shares, which may become vested over the vesting period, exceed 100,000 shares in the case of our Chief Executive Officer and 300,000 shares in the case of our Chief Investment Officer. If a portion of the performance-based restricted shares do not vest, no compensation expense is recognized for that portion and any previously recognized compensation expense related to the shares that do not vest would be reversed.

Restricted shares subject to service and performance conditions:	**Shares**	**Weighted Average Grant Date Fair Value**
Non-vested, January 1, 2007	325,000	$18.81
Granted	-	-
Vested	(75,000)	18.81
Forfeited	-	-
Non-vested, December 31, 2007	250,000	18.81

The following table shows the weighted-average grant date fair value for shares granted and the total fair value of shares vested during the years indicated:

Restricted shares subject to a service and performance condition:	**2007**	**2006**
Weighted-average grant date fair value	$ -	$18.81
Fair value of shares vested	$2,820,000	$1,727,000

Because the performance goal was met in 2007, the shares are vested in substance, but require certification by the compensation committee of Westwood, at which time a share price will be determined for tax purposes. As a result, we estimate that the total fair value of the shares that vested in 2007 was $2,820,000, which uses a share price of $37.60, the closing price of our stock as of the last business day of 2007. There were no performance-based restricted shares issued before 2006.

Stock Options

Options granted under the Plan have a maximum ten-year term and vest over a period of four years. Options exercised represent newly issued shares. Westwood's outstanding stock options, which are all exercisable, have exercise prices of $12.90 and $14.80 and a weighted-average remaining contractual life of 4.5 years. A summary of the status of Westwood's outstanding stock options as of December 31, 2007, 2006 and 2005 is presented below.

	December 31, 2007		**December 31, 2006**		**December 31, 2005**	
	Underlying Shares	**Weighted Average Exercise Price**	**Underlying Shares**	**Weighted Average Exercise Price**	**Underlying Shares**	**Weighted Average Exercise Price**
Outstanding, beginning of period	124,531	$12.92	155,625	$12.93	176,625	$12.92
Granted	-	-	-	-	-	-
Exercised	(47,231)	12.91	(31,094)	12.95	(21,000)	12.90
Forfeited	-	-	-	-	-	-
Outstanding, end of period	77,300	12.92	124,531	12.92	155,625	12.93
Exercisable, end of period	77,300	12.92	124,531	12.92	110,000	12.93
Intrinsic value – outstanding	$1,907,000		$1,259,000		$824,000	
Intrinsic value – exercisable	1,907,000		1,259,000		582,000	

The following table displays information for Westwood stock options exercised for the periods presented:

	For the years ended		
	2007	2006	2005
Total intrinsic value of options exercised	$686,000	$213,000	$ 94,000
Cash received from the exercise of stock options	609,000	402,000	271,000

Westwood Holdings Group, Inc. Savings Plan

Westwood has a defined contribution 401(k) and profit sharing plan that was adopted in July 2002 and covers all of our employees. Discretionary employer profit sharing contributions become fully vested after six years of service by the participant. For the 401(k) portion of the plan, Westwood provided a match of up to 6% of eligible compensation. These 401(k) matching contributions vest immediately.

The following table displays our profit sharing and 401(k) contributions for the periods presented:

	For the years ended		
	2007	2006	2005
Profit sharing expense	$324,000	$308,000	$282,000
401(k) matching contributions	394,000	308,000	280,000

8. EARNINGS PER SHARE:

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding for the periods ended December 31, 2007, 2006 and 2005, respectively. Diluted earnings per share for these periods is computed based on the weighted average number of shares outstanding plus the effect of the dilutive impact of stock options and restricted stock. Diluted earnings per common share is computed using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share and share amounts):

	2007	2006	2005
Net income	$7,944	$4,508	$3,636
Weighted average shares outstanding – basic	5,854,894	5,594,139	5,464,033
Dilutive potential shares from stock options	43,421	45,766	43,125
Dilutive potential shares from restricted shares	301,354	50,550	33,184
Weighted average shares outstanding – diluted	6,199,669	5,690,455	5,540,342
Earnings per share – basic	$1.36	$0.81	$0.67
Earnings per share – diluted	$1.28	$0.79	$0.66

9. COMMITMENTS AND CONTINGENCIES:

We lease our offices under a non-cancelable operating lease agreement. Rental expense for facilities and equipment leases for fiscal years 2007, 2006 and 2005 aggregated approximately $702,000, $684,000 and $664,000, respectively, and is included in general and administrative and information technology expenses in the accompanying consolidated statements of income.

At December 31, 2007, the future contractual rental payments for non-cancelable operating leases for each of the following five years and thereafter follow (in thousands):

Year ending:	
2008	$ 640
2009	653
2010	672
2011	279
2012	-
Total payments due	$2,244

10. SEGMENT REPORTING:

We operate two segments: the Westwood Management segment and the Westwood Trust segment. Such segments are managed separately based on types of products and services offered and their related client bases. We evaluate the performance of our segments based primarily on income before income taxes. Westwood Holdings, the parent company of Westwood Management and Westwood Trust, does not have revenues or employees and is where we record the expense for stock based compensation. All segment accounting policies are the same as those described in the summary of significant accounting policies. Intersegment balances that eliminate in consolidation have been applied to the appropriate segment.

Westwood Management

The Westwood Management segment provides investment advisory services to corporate pension funds, public retirement plans, endowments and foundations and the WHG Funds, and investment subadvisory services to mutual funds and clients of Westwood Trust.

Westwood Trust

The Westwood Trust segment provides trust and custodial services and participation in common trust funds that it sponsors to institutions and high net worth individuals.

	Westwood Management	Westwood Trust	Westwood Holdings	Eliminations	Consolidated
2007					
Net revenues from external sources	$25,851	$10,441	$ -	$ -	$36,292
Net intersegment revenues	3,823	5	-	(3,828)	-
Net interest and dividend revenue	841	166	-	-	1,007
Depreciation and amortization	171	57	-	-	228
Income (loss) before income taxes	14,910	2,613	(5,316)	-	12,207
Income tax expense (benefit)	5,129	940	(1,806)	-	4,263
Segment assets	30,354	4,755	3,915	-	39,024
Expenditures for long-lived assets	83	31	-	-	114
2006					
Net revenues from external sources	$18,970	$8,394	$ -	$ -	$27,364
Net intersegment revenues	3,050	5	-	(3,055)	-
Net interest and dividend revenue	927	154	-	-	1,081
Depreciation and amortization	202	64	-	-	266
Income (loss) before income taxes	9,955	1,925	(4,626)	-	7,254
Income tax expense (benefit)	3,647	731	(1,593)	-	2,785
Segment assets	22,190	4,512	2,020	-	28,722
Expenditures for long-lived assets	54	16	-	-	70

	Westwood Management	Westwood Trust	Westwood Holdings	Eliminations	Consolidated
2005					
Net revenues from external sources	$14,821	$7,119	$ -	$ -	$21,940
Net intersegment revenues	2,808	6	-	(2,814)	-
Net interest and dividend revenue	439	48	-	-	487
Depreciation and amortization	208	64	-	-	272
Income (loss) before income taxes	6,994	1,413	(2,364)	-	6,043
Income tax expense (benefit)	2,609	536	(738)	-	2,407
Segment assets	21,274	4,495	1,541	-	27,310
Expenditures for long-lived assets	53	22	-	-	75

11. CONCENTRATION:

During the years ended December 31, 2006 and 2005, no customer accounted for 10% or more of our revenues. For the year ended December 31, 2007, our largest client accounted for 10.2% of our fee revenues and our largest four clients accounted for 25.9% of fee revenues.

(in thousands)	Years ending December 31,		
	2007	2006	2005
Advisory fees from Westwood Management's largest client*:			
Asset-based fees	$ 541	$1,706	$1,538
Performance-based fees	3,021	-	-
Percent of fee revenue	10.2%	6.6%	7.4%

*This client was not our largest client in 2006 or 2005.

12. SUBSEQUENT EVENT:

On February 6, 2008, we declared a quarterly cash dividend of $0.30 per share on common stock payable on April 1, 2008 to stockholders of record on March 14, 2008.

13. QUARTERLY FINANCIAL DATA (Unaudited):

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2007 and 2006 (in thousands, except per share amounts):

	Quarter			
	First	Second	Third	Fourth
2007				
Revenues	$7,353	$7,957	$8,739	$12,243
Income before income taxes	2,339	2,241	2,639	4,988
Net income	1,507	1,473	1,682	3,282
Basic earnings per common share	0.26	0.26	0.28	0.55
Diluted earnings per common share	0.25	0.24	0.27	0.52
2006				
Revenues	$6,511	$6,639	$6,895	$7,319
Income before income taxes	2,043	1,617	1,564	2,030
Income before cumulative effect of accounting change	1,257	986	921	1,305
Net income	1,296	986	921	1,305
Basic income before cumulative effect of accounting change per common share	0.23	0.18	0.16	0.23
Diluted income before cumulative effect of accounting change per common share	0.22	0.18	0.16	0.22
Basic earnings per common share	0.23	0.18	0.16	0.23
Diluted earnings per common share	0.23	0.18	0.16	0.22

CORPORATE INFORMATION

Board of Directors

Susan M. Byrne
Chairman & Chief Investment Officer
Westwood Holdings Group, Inc.

Brian O. Casey
President & Chief Executive Officer
Westwood Holdings Group, Inc.

Tom C. Davis(1)(3)
Chief Executive Officer
The Concorde Group

Richard M. Frank(1)(2)(3)
Chief Executive Officer
CEC Entertainment, Inc.

Robert D. McTeer(1)
Distinguished Fellow
National Center for Policy Analysis

Former President
Federal Reserve Bank of Dallas

Frederick R. Meyer(1)(2)
Private Investor

Jon L. Mosle, Jr.(1)(3)
Retired Vice Chairman
Rotan Mosle, Inc.

Geoffrey R. Norman(1)(2)
Retired Executive Vice President
GE Asset Management

Raymond E. Wooldridge(1)(2)(3)
Private Investor

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Governance/Nominating Committee Member

Executive Management

Susan M. Byrne
Chairman & Chief Investment Officer

Brian O. Casey
President & Chief Executive Officer

William R. Hardcastle, Jr., CFA
Vice President & Chief Financial Officer

Stockholder Information

Corporate Offices
Westwood Holdings Group, Inc.
200 Crescent Court
Suite 1200
Dallas, Texas 75201
214.756.6900

Stock Exchange Listing
New York Stock Exchange
Common Stock
Ticker Symbol: WHG

Transfer Agent & Registrar
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
800.937.5449

Independent Auditors
Grant Thornton LLP
Dallas, Texas

Corporate Counsel
Fulbright & Jaworski LLP
Dallas, Texas

Annual Meeting of Stockholders
Thursday, April 24, 2008, 10:00 am
The Crescent Club
200 Crescent Court, 17th Floor
Dallas, Texas 75201

For more information about Westwood Holdings Group, Inc., visit our website at www.westwoodgroup.com or e-mail info@westwoodgroup.com. You may obtain information about the WHG Funds by visiting www.whgfunds.com or by calling 877.FUND.WHG.

Certifications Regarding Public Disclosure & Listing Standards

Westwood Holdings Group, Inc. has filed with the Securities and Exchange Commission as exhibits 31.1 and 31.2 to its Form 10-K for the year ended December 31, 2007, the certifications required by Section 302 of the Sarbanes-Oxley Act. In addition, the annual certification of the Chief Executive Officer regarding compliance by Westwood Holdings Group, Inc. with the corporate governance listing standards of the New York Stock Exchange was submitted without qualification to the New York Stock Exchange following the April 2007 annual stockholder meeting.

WESTWOOD
HOLDINGS GROUP, INC.®

200 Crescent Court
Suite 1200
Dallas, Texas 75201
214.756.6900
www.westwoodgroup.com

END